EXHIBIT 2.1

[***] TEXT OMITTED AND FILED SEPARATELY, CONFIDENTIAL TREATMENT REQUESTED UNDER 17 C.F.R. SECTIONS 200.80(b)(4) AND 240.24B-2

DE BRAUW BLACKSTONE WESTBROEK

Share Purchase Agreement

relating to

***m*Balance Group B.V.**

between

***m*Balance Holding B.V.**

J.M. van Ouwerkerk

E.J.L. Nooren

MVO Consulting B.V.

Nooren Consulting B.V.

WD-IT Holding B.V.

Tekelec

and

Tekelec International, SPRL

Dated

Contents

Schedules

SCHEDULE 1 DEFINITIONS

SCHEDULE 2 COMPANY SUBSIDIARIES

SCHEDULE 3 ESCROW AGREEMENT

SCHEDULE 4 EARN-OUT MECHANISM

SCHEDULE 5 LINE ITEMS OF THE WORKING CAPITAL STATEMENT

SCHEDULE 6 REPORTING ACCOUNTANTS

SCHEDULE 7 TAX INDEMNITY

SCHEDULE 8 SELLER'S WARRANTIES

SCHEDULE 9 DISCLOSURE LETTER

SCHEDULE 10 ACCOUNTS AND INTERIM ACCOUNTS

SCHEDULE 11 MANAGEMENT SERVICES AGREEMENTS

SCHEDULE 12 DATA ROOM INDEX

Share Purchase Agreement

THIS AGREEMENT IS MADE BETWEEN:

(1) mBalance Holding B.V., a private company with limited liability incorporated in the Netherlands, with corporate seat in Amsterdam, the Netherlands, and having its address at Paasheuvelweg 22b, 1105 BJ Amsterdam Zuidoost, the Netherlands (the "**Seller**"),

(2) J.M. van Ouwerkerk, born on 25 July 1967 in Utrecht, the Netherlands, and residing in Hallstein-Nes 15, 1862 AS Bergen (Noord-Holland), the Netherlands ("**MVO**"),

(3) E.J.L. Nooren, born on 16 August 1969 in Breda, the Netherlands, and residing in Burgemeester Passtoorsstraat 58, 4835 KG Breda, the Netherlands ("**Nooren**" and, together with MVO, the "**Individual Shareholders**"),

(4) MVO Consulting B.V., a private company with limited liability incorporated in the Netherlands, with corporate seat in Harmelen, the Netherlands, and having its address at Hallstein-Nes 15, 1862 AS Bergen (Noord-Holland), the Netherlands ("**MVO B.V.**"),

(5) Nooren Consulting B.V., a private company with limited liability incorporated in the Netherlands, with corporate seat in Nigtevecht, the Netherlands, and having its address at Burgemeester Passtoorsstraat 58, 4835 KG Breda, the Netherlands ("**Nooren B.V.**"),

(6) WD-IT Holding B.V., a private company with limited liability incorporated in the Netherlands, with corporate seat in Delft, the Netherlands, and having its address at Van Foreestweg 167, 2614 CG Delft, the Netherlands ("**WD-IT B.V.**" and, collectively with MVO B.V. and Nooren B.V., the "**Seller Shareholders**"),

(7) Tekelec International, SPRL, a private company with limited liability incorporated in Belgium, with its registered address at Avenue Louise 149, BTE 24, 1050 Bruxelles, Belgium (the "**Purchaser**"),

and

(8) Tekelec, a California corporation, with its registered address at 5200 Paramount Parkway, Morrisville, North Carolina 27560, United States (the "**Purchaser Parent**").

WHEREAS:

(A) The Seller holds all of the issued shares (the "**Shares**") in mBalance Group B.V., a limited liability company incorporated in the Netherlands, with corporate seat in Amsterdam, the Netherlands, and having its address at Paasheuvelweg 22b, 1105 BJ Amsterdam Zuidoost, the Netherlands (the "**Company**").

(B) The Seller Shareholders and Stichting Administratiekantoor mBalance ("**STAK**") collectively hold all of the issued shares in the capital of the Seller. MVO and Nooren each hold, indirectly through MVO B.V. and Nooren B.V. respectively 45,89% (forty-five point eighty nine per cent) of the issued shares in the capital of the Seller.

(C) The Company holds (directly or indirectly) all of the issued shares in the capital of the companies which are set out in Paragraph 1 of Schedule 2 (the "**Company Subsidiaries**").

(D) The Seller and the Purchaser executed a term sheet (the "**Term Sheet**") setting out the general principles of the Transaction (as defined below) on 23 October 2008.

(E) The general meeting of shareholders of the Seller has granted its approval with respect to the entering into and the execution of this Agreement by the Seller.

(F) The Purchaser has reached agreements with MVO and Nooren (through MVO B.V. and Nooren B.V., respectively) with respect to the continuation of their provision of management services to the Group.

(G) The Seller wishes to sell and transfer to the Purchaser and the Purchaser wishes to purchase and acquire from the Seller the Shares subject to the terms and conditions set out in this Agreement (the "**Transaction**").

(H) The Seller and the Purchaser have obtained all internal and external approvals and consents required for the Transaction.

(I) The notification and consultation procedure pursuant to the Netherlands Merger Code (*SER-besluit Fusiegedragsregels 2000*) with respect to the Transaction has been complied with.

IT IS AGREED AS FOLLOWS:

1   INTERPRETATION

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply throughout.

1.1   Definitions
Capitalised terms, including those used in the preamble of this Agreement, shall have the

meaning as defined in <u>Schedule 1</u>.

1.2   References to persons
References to a person include any individual, company or partnership whether or not having separate legal personality and wherever incorporated or registered.

1.3   References to Clauses, Schedules and Paragraphs
A reference in this Agreement to:

1.3.1   a Clause or Schedule is to the relevant Clause of or Schedule to this Agreement; and

1.3.2   a Paragraph is to the relevant Paragraph of the relevant Schedule.

1.4   References to liabilities and obligations

1.4.1   Any reference in this Agreement to a liability or obligation of the Seller's Group shall be deemed to incorporate a reference to an obligation on the part of the Seller to procure that the relevant liability is discharged or obligation is performed by the relevant members of the Seller's Group, on and subject to the terms and conditions set out in this Agreement.

1.4.2   Any reference in this Agreement to a liability or obligation of the Purchaser's Group shall be deemed to incorporate a reference to an obligation on the part of the Purchaser to procure that the relevant liability is discharged or obligation is performed by the relevant members of the Purchaser's Group, on and subject to the terms and conditions set out in this Agreement.

1.5   Information
References to books, records or other information include books, records or other information stored in any form including paper, magnetic media, films, microfilms, electronic storage devices and any other data carriers.

1.6   Drafting party
No provision of this Agreement shall be interpreted against a Party solely as a result of the fact that such Party was responsible for the drafting of such provision, it being acknowledged that Representatives of all Parties have participated in the drafting and negotiation of the Agreement.

1.7   Legal terms
In respect of any jurisdiction other than the Netherlands, a reference to any Netherlands legal term shall be construed as a reference to the term or concept which most nearly corresponds to it in that jurisdiction.

1.8   Other references

1.8.1   Whenever used in this Agreement, the words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation".

1.8.2   Whenever used in this Agreement, the words "as of" shall be deemed to include the day or moment in time specified thereafter.

1.8.3 Any reference in this Agreement to any gender shall include all genders, and words importing the singular shall include the plural and vice versa.

2   SALE AND PURCHASE; TRANSFER

2.1   Sale and purchase

Subject to the terms and conditions of this Agreement, the Seller hereby sells the Shares to the Purchaser who hereby purchases the Shares.

2.2   Transfer

At Closing the Seller shall transfer the Shares to the Purchaser in accordance with Clause 4.

3   CONSIDERATION

3.1   Purchase Price

The purchase price for the Shares (the "**Purchase Price**") shall be an amount equal to the aggregate of the following amounts:

3.1.1 Initial Purchase Price; plus/minus

3.1.2 the Working Capital Adjustment; plus

3.1.3 the Deferred Purchase Price.

3.2   Initial Purchase Price

The "**Initial Purchase Price**" for the Shares shall be EUR 28,000,000 (twenty-eight million euro), consisting of:

3.2.1 EUR 22,400,000 (twenty-two million four hundred thousand euro) payable in cash at Closing (the "**Initial Payment**"); and

3.2.2 EUR 5,600,000 (five million six hundred thousand euro) in cash to be placed in escrow (the "**Escrow Amount**") with the Escrow Agent at Closing in accordance with the terms of the Escrow Agreement, the final agreed form of which is set forth as Schedule 3.

3.3   Deferred Purchase Price

The Deferred Purchase Price for the Group shall be calculated and paid in accordance with the earn-out mechanism set forth in Schedule 4.

3.4   Payment of the Initial Purchase Price

The Initial Purchase Price shall be paid on the Closing Date in accordance with Clause 4.3.

3.5   Adjustment to the Deferred Purchase Price

Without prejudice to any right or remedy available to the Purchaser hereunder, if any claim for Losses is made by the Purchaser

3.5.1 resulting from any breach by the Seller of Clauses 12 through 17,

3.5.2   resulting from a breach of a Seller's Warranty set forth in <u>Schedule 8</u>, or

3.5.3   under the Tax Indemnity

and such Losses exceed the amount of the funds in the Escrow Account at the time a claim for any such Losses is made, then, subject to the limitations of liability set forth herein, the Deferred Purchase Price earned and payable hereunder shall be reduced on a euro for euro basis by the amount of such Losses.

3.6   Maximum Purchase Price

The maximum aggregate Purchase Price payable to the Seller pursuant to this Agreement is EUR 42,000,000 (forty-two million euro) to be increased or decreased, as applicable, pursuant to the Working Capital Adjustment and/or Paragraph 8 of <u>Schedule 7</u>.

4   CLOSING

4.1   Date and place

The Closing shall commence on the date hereof, as the case may be, or at such other date as may be agreed between the Seller and the Purchaser and shall take place at the offices of the Seller's Lawyers.

4.2   Closing Actions

4.2.1   At the Closing Date, the Parties shall perform the following actions for the transfer of the Shares for which they are responsible:

(a)   each Party shall deliver to the other Parties evidence that it is duly authorised to sign this Agreement;

(b)   the Seller shall deliver to the Purchaser the agreed form of the Escrow Agreement executed by the Seller;

(c)   the Purchaser shall deliver to the Seller the agreed form of the Escrow Agreement executed by the Purchaser;

(d)   the Seller shall deliver to the Purchaser evidence that it has remedied any failure or omission to comply with Laws regarding the publication of, or the exemption to publish, the annual accounts of any of the Group Companies;

(e)   MVO B.V. and Nooren B.V. shall deliver to the Purchaser the agreed form of the relevant Management Services Agreement executed by MVO B.V. and Nooren B.V., respectively;

(f)   the Seller, MVO B.V. and Nooren B.V., as the case may be, shall give to the Purchaser statements duly signed by the Seller, MVO B.V. and Nooren B.V. or, as the case may be, any other person (not being any Group Company) being a director of any Group Company, in which each of them (i) resigns as director of the Company and/or any of the Company Subsidiaries, as the case may be, and (ii) waives all rights and claims it may have against the Company (except for certain disclosed running claims from existing management agreements or any of the

Company Subsidiaries), as the case may be, and the Purchaser shall give full discharge to each former director of the Company and the Subsidiaries; and

(g) each Party shall take all other action required for the execution of the notarial deed of transfer referred to in Clause 4.2.2.

4.2.2 The Seller shall transfer the Shares to the Purchaser, the Purchaser shall accept the transfer and the Seller shall procure that the Company shall acknowledge the transfer, the foregoing to be effected by execution by the Seller, the Purchaser and the Company, before the Notary, of a notarial deed of transfer in Agreed Terms.

4.3 Payment of the Initial Purchase Price

4.3.1 The Purchaser shall pay the Initial Payment to bank account number [*bank account details*], with reference to mBalance, in the name of Derdengelden Notariaat Houthoff Buruma N.V., Rotterdam, a designated account (*kwaliteitsrekening*), no later than 10.00 a.m. CET on the Closing Date and with value on the Closing Date, which amount shall be held by the Notary for and on behalf of the Purchaser until such time as the Shares shall have been transferred to the Purchaser after which the Notary shall hold the Initial Payment for and on behalf of the Seller and shall pay such amount in accordance with the Seller's instructions.

4.3.2 The Purchaser shall pay the Escrow Amount to bank account number [*bank account details*], with reference to mBalance, in the name of Derdengelden Notariaat Houthoff Buruma N.V., Rotterdam, a designated account (*kwaliteitsrekening*), no later than 10.00 a.m. CET on the Closing Date and with value on the Closing Date, which amount shall be held by the Notary for and on behalf of the Purchaser until such time as the Shares shall have been transferred to the Purchaser after which the Notary shall pay such amount to the bank account specified in the Escrow Agreement (the "**Escrow Account**"). The Escrow Agent shall hold such amount for and on behalf of the Seller and the Purchaser in accordance with the terms of the Escrow Agreement. The funds in the Escrow Account shall be disbursed by the Escrow Agent in accordance with the Escrow Agreement.

4.3.3 The Parties have engaged Houthoff Buruma N.V. to effect the payment of the Initial Purchase Price in accordance with this Clause 4.3. The Parties acknowledge that Houthoff Buruma N.V. has no obligation to investigate any circumstances (including bankruptcy) which could affect the validity of the sale, purchase or transfer of the Company Shares and/or the making or receipt of a payment.

4.4 Breach of Closing obligations

If the Seller or the Purchaser breaches any obligation set forth in Clause 4 in relation to Closing, then the non-breaching Party (in addition to and without prejudice to all other rights or remedies available, including the right to claim damages) shall be entitled with notice given on the Closing Date:

4.4.1 to effect Closing so far as practicable having regard to the defaults which have occurred; or

4.4.2 to set a new date for Closing in which case the provisions of Clauses 4.2, 4.3 and 4.4

shall apply to Closing as so deferred, provided that, if the Closing does not occur on such new date, such non-breaching Party shall have the right to terminate this Agreement (other than Clauses 1, 14.2 and 17.2 through 18.3), in which event the Parties shall forthwith take all such action as is necessary to reverse any action already taken under this Clause 4.

5 THE STATEMENTS

5.1 Preparation of the Working Capital Statement

As soon as practicable, and in any event within sixty (60) Business Days after the date hereof, the Purchaser shall, in consultation with the Company, determine and deliver to the Seller a consolidated statement, prepared in the form of Schedule 5, setting forth the Working Capital as per the date hereof (the "**Working Capital Statement**").

5.2 Principles

The Working Capital Statement shall be prepared on a going concern basis in accordance with Dutch GAAP consistently applied and in accordance with the past practices of the Company as at the date hereof.

5.3 Agree or disagree

5.3.1 The Working Capital Statement shall become final and binding upon the Parties unless the Seller presents the Purchaser, within forty-five (45) Business Days after its receipt of the Working Capital Statement from the Purchaser, written notice of disagreement specifying in reasonable detail the nature and extent of the disagreement.

5.3.2 In the event that the Seller does object to any of the calculations shown in the Working Capital Statement within such forty-five (45) Business Day period, the Seller and the Purchaser shall attempt in good faith to resolve any such objections within forty-five (45) Business Days after the receipt by the Purchaser of the Seller's objections. If the Seller and the Purchaser are unable to resolve any disagreement with respect to the Working Capital Statement within such forty-five (45) Business Day period, the items of disagreement alone will be promptly referred for final determination to the Reporting Accountants in accordance with the terms of Schedule 6.

5.3.3 The Working Capital Statement will be deemed to be final and binding on the Parties upon:

(a) the Seller's failure to deliver to the Purchaser a notice of disagreement within forty-five (45) Business Days after its receipt of the Working Capital Statement;

(b) resolution of any disagreement by mutual agreement of the Seller and the Purchaser after a timely notice of disagreement has been delivered to the Purchaser;

(c) notification by the Reporting Accountants of their final determination of the items of disagreement submitted to them; or

(d)   acceptance by the Seller of the Working Capital Statement as submitted by the Purchaser.

6   ADJUSTMENT OF THE INITIAL PURCHASE PRICE

6.1   Working Capital Adjustment

6.1.1   If the Working Capital is greater than the Reference Working Capital, the excess shall on a euro for euro basis be paid to the Seller by the Purchaser.

6.1.2   If the Working Capital is less than the Reference Working Capital, the difference shall on a euro for euro basis be paid to the Purchaser by the Seller.

6.1.3   Any amount payable to the Purchaser under Clause 6.1.2 may, at the Purchaser's option, be paid from the Escrow Account.

6.2   Payment and interest

Any payment to be made pursuant to Clauses 6.1 shall:

6.2.1   to the extent possible, be aggregated and discharged by way of set-off;

6.2.2   be made by wire transfer of immediately available funds to such bank account as the recipient Party may designate on or before the fifth (5th) Business Day after the Working Capital Statement becomes final and binding upon the Seller and the Purchaser pursuant to Clause 5.3.3; and

include interest thereon calculated from the date hereof to the date of payment at the rate of three-month EURIBOR on the date hereof, calculated on the basis of a year of three hundred sixty (360) days and the actual number of days elapsed.

6.3   [***] Receivable

6.3.1   For purposes of calculating the Trade Receivables line item of the Working Capital, the value of the "**[***]**" account receivable listed in Annex 5.1 to the Disclosure Letter (the "**[***] Receivable**") shall be **[***]** (the "**[***] Receivable Amount**").

6.3.2   The Purchaser shall pay any amount of the **[***]** Receivable in excess of the **[***]** Receivable Amount actually collected by the Company within the period starting from the Closing Date until 31 December 2010.

6.3.3   The Group shall take all reasonable action to collect the **[***]** Receivable in full after Closing.

7   TAX INDEMNITY

The provisions of Schedule 7 shall apply in respect of Taxes.

8   SPECIFIC INDEMNITY

8.1   Publication of annual accounts

The Seller shall indemnify the Purchaser, and, as a irrevocable third party stipulation (onherroepelijk derdenbeding), the Group and the (current and future) managing directors of any Group Company against any and all Losses they may incur at any time or from time to time and all costs and expenses (including reasonable legal fees) as a result of any failure or omission of the Seller, the Seller Shareholders, the Individual Shareholders or any Group Company to comply with Laws regarding the publication of, or the exemption to publish, the annual accounts of any of the Group Companies prior to or on the date hereof.

8.2   Limitation of liability

To the extent that the liability of the Seller on the basis of the Seller's Warranties is limited pursuant to Clauses 10.2 and 10.3, such limitation shall not apply with respect to the liability of the Seller pursuant to this Clause 8. Clause 10.1.3 and Clause 10.4 shall apply to any claim under the indemnity set out in Clause 8.1, provided that (i) no notice with respect to such claim may be given by the Purchaser after thirty-six (36) months after the date hereof and (ii) the maximum liability of the Seller with regard to such claim shall be limited to the Initial Purchase Price plus the Deferred Purchase Price.

8.3   Claims

Clause 11 shall apply to any claim made under the indemnity set out in Clause 8.1.

9   WARRANTIES

9.1   Seller's Warranties

9.1.1   The Seller represents and warrants to the Purchaser that the statements set out in Schedule 8 are true and accurate as at Closing.

9.1.2   The Purchaser acknowledges and agrees that the Seller makes no representation or warranty as to the accuracy of any forecasts, estimates, projections, statements of intent or statements of opinion howsoever provided to the Purchaser on or prior to the date hereof. The Purchaser acknowledges that no representations or warranties, express or implied, have been given or are given other than the Seller's Warranties.

9.2   Disclosure

Subject to Clause 9.6, the Seller's Warranties are limited only by, and the Seller shall not be in breach of or liable for any Seller's Warranty in respect of, the matters disclosed in the Disclosure Letter, the Data Room and the written information referred to in Paragraph 24 of Schedule 8, but only to the extent that such matters are disclosed in such a manner and in such detail and without reference to any other documentation or information (i) as to enable the Purchaser to make an informed and accurate assessment of the matter concerned and (ii) such that it is clear on the face of the document that the matter would make a Seller's Warranty untrue or inaccurate, provided that:

9.2.1 if a Seller's Warranty with respect to such matters makes reference to an Annex to the Disclosure Letter then such Seller's Warranty shall be limited only by the matters completely and accurately disclosed in such Annex and not by any other Annex to the Disclosure Letter or any other document in the Data Room; and

9.2.2 if the Seller's Warranty states that it shall not be subject to limitations then such Seller's Warranty shall not be limited by matters disclosed in the Disclosure Letter or the Data Room or any other disclosures.

9.3 References

Subject to the terms set forth in the Disclosure Letter, references in the Disclosure Letter to Paragraph numbers shall be to the Paragraphs in Schedule 8 to which the disclosure is most likely to relate. Such references are given for convenience only and shall not limit the effect of any of the disclosures, all of which, subject to Clause 9.6, are made against the Seller's Warranties as a whole.

9.4 Purchaser's Warranties

The Purchaser represents and warrants to the Seller that, as of the date of this Agreement:

9.4.1 the following statements are true and accurate:

(a) the Purchaser is validly existing and duly organised under the Laws of its jurisdiction of organisation;

(b) no public announcements, notices, reports or filings are required to be made by the Purchaser in relation to the Transaction, other than (i) the filing of a Form 8-K (in conjunction with any subsequent securities filings) with the US Securities and Exchange Commission, which will include certain information regarding the Transaction and will not include certain items deemed confidential, (ii) a press release and (iii) customer and employee communication;

(c) the Purchaser has the full power and authority to enter into and perform this Agreement and any other documents to be executed by the Purchaser pursuant to or in connection with this Agreement, which, when executed, will constitute valid and binding obligations of the Purchaser in accordance with their respective terms;

(d) the Purchaser is not subject to a voluntary or involuntary liquidation, administration order, suspension of payments or any other insolvency proceeding in any jurisdiction;

(e) the Purchaser has taken or will have taken by Closing all corporate action required by it to authorise it to enter into and to perform this Agreement and any documents to be executed by it pursuant to or in connection with this Agreement; and

(f) at the relevant time for payment, Purchaser will be able to pay the Purchase Price from its existing banking facilities and available cash;

9.4.2 it has carefully reviewed all written information provided in connection with the due diligence investigation and the documents in the Data Room; and

9.4.3 no senior executive or manager of any member or the Purchaser's Group is aware of any

breach of the Seller's Warranties, provided that such awareness in relation to any Seller's Warranty set forth in Paragraph 11 of <u>Schedule 8</u> shall be limited to claims for infringement of third party Intellectual Property rights resulting from the Purchaser's sale of Seller's products prior to the Closing Date

9.5 Liability for breach

9.5.1 The Purchaser shall have the right to claim the Losses suffered or incurred by the Purchaser as a result of any breach by the Seller under this Agreement, on a euro for euro basis, it being agreed that a Loss suffered by the relevant Group Company in respect of such breach shall, subject to any other limitations of liability set out in this Agreement, be deemed to be a Loss suffered by the Purchaser.

9.5.2 In the event of any breach by the Purchaser under this Agreement, the Seller shall, as its sole and exclusive remedy, have the right to claim the Losses suffered or incurred by the Seller as a result of such breach.

9.5.3 For purposes of this Agreement and subject to Clause 9.2, it is agreed that a breach of a Seller's Warranty shall occur where same is untrue or inaccurate as at any date on which the same is given.

9.5.4 The applicability of Articles 7:17 and 7:23 of the Netherlands Civil Code is hereby excluded.

9.6 Intellectual Property

Nothing in this Clause 9 shall be interpreted to prejudice or reduce any rights of the Purchaser relating to a breach of any of the Seller's Warranties set forth in Paragraph 11 of <u>Schedule 8</u>, including any limitation of any such Seller's Warranties by the matters disclosed in the Disclosure Letter, the Data Room and the written information referred to in Paragraph 24 of <u>Schedule 8</u>.

10 LIMITATION OF LIABILITY

10.1 Time limitation

The Seller shall not be liable in respect of any Losses resulting from a breach under this Agreement unless a notice of the breach is given by the Purchaser to the Seller specifying the matters set out in Clause 11.2:

10.1.1 in the case of a breach of the Seller's Warranties set forth in Paragraphs 1 and 2 of <u>Schedule 8</u> (incorporation, authority, corporate action, corporate information), within the statutory limitation period applicable in the relevant jurisdiction for giving notice of any such Losses;

10.1.2 in the case of a breach of the Seller's Warranties set forth in Paragraph 21 of <u>Schedule 8</u> (Tax warranties) and in the case of claims under the Tax Indemnity, within sixty (60) days after expiry of the statutory limitation period applicable in the relevant jurisdiction for the Tax matter giving rise to such Losses or such claim and any applicable term during which additional assessments can be levied under the relevant Law; and

10.1.3 in the case of any other breaches, within twenty-four (24) months after the date hereof;

it being understood that no notice for a breach under this Agreement shall be given with respect to a breach of a Seller's Warranty concerning the absence of a third-party claim, unless the third party has actually evidenced the existence of such claim, including by submission of a claim, request, demand, complaint, cause of action, suit or request for arbitration, prior to the lapse of the aforementioned time periods.

10.2 De minimis

The Seller shall not be liable under this Agreement in respect of any individual claim (or a series of claims arising from substantially similar or related facts or circumstances or a series of connected matters) under this Agreement where the amount of any such claim or series of claims does not exceed EUR 40,000 (forty thousand euro) ("**Qualifying Losses**").

10.3 Aggregate minimum claims

The Seller shall not be liable under this Agreement in respect of any Qualifying Losses resulting from a breach under this Agreement unless the aggregate amount of all Qualifying Losses for which the Seller would otherwise be liable under this Agreement exceeds EUR 250,000 (two hundred fifty thousand euro), provided that, if such limit is exceeded, the Seller shall be liable for the whole of such aggregate amount and not merely for the amount in excess of EUR 250,000 (two hundred fifty thousand euro).

10.4 Maximum liability

10.4.1 The aggregate liability of the Seller in respect of all Losses resulting from any breach and/or claim under this Agreement, save for Losses resulting from any breach and/or claim, as the case may be, under the Tax Indemnity and the Seller's Warranties set forth in Paragraphs 1, 2, 11 and 21 of Schedule 8, shall not exceed the Escrow Amount.

10.4.2 The liability of the Seller in respect of Losses, excluding all Losses the Seller is not liable for pursuant to Clause 10.4.3, resulting from any breach or claim, as the case may be, under the Tax Indemnity and/or the Seller's Warranties set forth in Paragraphs 11 and 21 of Schedule 8 shall be, in aggregate with any liability pursuant to Clause 10.4.1, limited to:

(a) 33,46% (thirty-three point forty-six per cent) of the Initial Purchase Price; plus

(b) 33,46% (thirty-three point forty-six per cent) of:

(i) any part of the Deferred Purchase Price that has become earned and payable hereunder (whether or not any such part has become earned and payable within the applicable limitation period referred to in Clause 10.1); plus

(ii) any part of the Deferred Purchase Price that has not become earned and payable as a result of any breach of, or any claim relating to, the Seller's Warranties set forth in Paragraph 11 of Schedule 8 (whether or not it is determined that any such part has not become earned and payable within the applicable limitation period referred to in Clause 10.1).

10.4.3 The Seller shall not be liable for 4,4% (four point four per cent) of each Loss incurred by the Purchaser as a result of a claim under this Agreement in excess of the Escrow

Amount.

10.5 Limitation of Losses and Liability

10.5.1 For the purpose of determining Losses resulting from a breach of this Agreement, the relevant amount shall be reduced by:

(a) any Tax benefits which the Purchaser and/or any other members of the Purchaser's Group actually enjoyed;

(b) any amount actually recovered by the Purchaser and/or any other member of the Purchaser's Group from a third party in connection with the same matter giving rise to the third-party claim; and/or

(c) any amount covered by a policy of insurance in force and insofar as the Group or the Purchaser's Group actually recovers such Losses thereunder, provided that the foregoing sentence shall not apply to the extent the Losses result in a substantial increase of the premiums payable in respect of any such policy as a result of any such claim.

10.5.2 Neither the Seller nor any other member of the Seller's Group shall be liable for any Losses if and to the extent:

(a) the Losses are included as a liability in the Working Capital Statement;

(b) the Losses result from an act or omission of the Purchaser or any other member of the Purchaser's Group outside the ordinary course of business of the Purchaser or such member of the Purchaser's Group, as the case may be; or

(c) the Losses result from the failure by the Purchaser to ensure that all reasonable actions necessary or appropriate are taken to prevent or mitigate any Losses that could give rise to a claim; or

(d) the Losses would not have arisen but for a change in any legislation or regulations, or any legislation or regulations or other actions of any Governmental Authority not in force on Closing Date, or any change in case law after Closing, any change in corporate structure, tax structure or accounting standards, accounting policy or accounting practice of the Purchaser or any other member of the Purchaser's Group after Closing.

10.6 Following recovery from the Seller

10.6.1 Subject to Clauses 10.6.2 and 10.6.3, if the Seller has paid an amount in discharge of any claim under this Agreement and the Purchaser, the Group or any other member of the Purchaser's Group subsequently is entitled to recover or does recover (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates the Purchaser, a member of the Group or any other member of the Purchaser's Group (in whole or in part) in respect of the Loss which is the subject matter of the claim, the Seller, in its sole discretion, may require that the Purchaser shall procure that all reasonable steps are taken to enforce such recovery and shall, or shall procure that the member of the Group or other member of the Purchaser's Group shall,

pay to the Seller as soon as practicable after receipt an amount equal to (a) any sum recovered from the third party less any costs and expenses reasonably incurred in obtaining such recovery or, if less, (b) the amount previously paid by the Seller to the Purchaser.

10.6.2 The Purchaser shall consult with the Seller in good faith with regard to the enforcement by the Purchaser of any recovery from a third party described in Clause 10.6.1.

10.6.3 If the amount paid to the Seller pursuant to Clause 10.6.1 is less than the amount that the Seller paid to discharge the claim as a result of the Purchaser's failure to take reasonable steps under Clause 10.6.1, then the Seller shall be entitled to claim from the Purchaser the additional amount that the Seller can reasonably demonstrate would have been reasonably recoverable were Purchaser to have taken such reasonable steps.

10.7 Mitigation of Losses

10.7.1 The Purchaser shall procure that all reasonable steps are taken to avoid or mitigate any Losses which in the absence of mitigation might give rise to a liability in respect of any claim under this Agreement.

10.7.2 The Parties acknowledge that the Purchaser may have commercial or other interests in (a) recovering a lower amount from a third party which indemnifies or compensates the Purchaser with respect to any amount paid by the Seller in discharge of any claim under this Agreement than the Purchaser would have recovered in the absence of such commercial or other interests and (b) settling a third-party claim at a higher amount than the Purchaser would have settled such claim in the absence of such commercial or other interests. For the avoidance of doubt, the foregoing does not exempt the Purchaser from its obligation to show evidence of the amount of Losses actually resulting from a breach of the relevant Seller's Warranty in accordance with Dutch law.

10.8 Non-applicability to certain claims

The provisions of Clause 10.2, 10.3 and 10.4 shall not apply to any claim:

10.8.1 based on fraud (*bedrog*, as defined in Article 3:44 of the Netherlands Civil Code) or the knowing concealment of material information by the Seller; or

10.8.2 relating to the Seller's Warranties set out in Paragraphs 1 and 2 of <u>Schedule 8</u>.

10.9 Liability towards STAK

In accordance with Clause 10.4.3, the liability of the Seller shall be limited to 95,6% (ninety-five point six per cent) of each Loss incurred by the Purchaser as a result of a claim under this Agreement in excess of the Escrow Amount, with a view to reflecting that STAK shall not bear (directly or indirectly) any part of each such Loss. In view of the foregoing, the Seller, the Seller Shareholders and the Individual Shareholders shall be severally and jointly, as co-principal debtors (*hoofdelijk aansprakelijk*), liable to STAK, as an irrevocable third party stipulation (*onherroepelijk derdenbeding*), for 4,4% (four point four per cent) of:

10.9.1 the Initial Purchase Price, minus

10.9.2 any amount claimed from the Escrow Amount, plus

10.9.3 the Deferred Purchase Price earned and payable hereunder (without giving effect to any adjustment made pursuant to Clause 3.5 with respect to Losses in excess of the Escrow Amount),

to the extent such amount has not been paid to STAK (by dividend or otherwise) in connection with the Transaction.

11 CLAIMS

11.1 Notification of potential claims

If the Purchaser or any other member of the Purchaser's Group becomes aware of any matter or circumstance that may give rise to a claim (other than the existence of any patent or patent application) against the Seller under this Agreement (including if any third party gives notice to the Purchaser or any other member of the Purchaser's Group with respect to any matter that does or may give rise to a claim by the Purchaser vis-à-vis the Seller or any other member of the Seller's Group), then the Purchaser shall within a reasonable period of time deliver a notice to the Seller setting out such information as is available to the Purchaser or any other member of the Purchaser's Group as is reasonably necessary to enable the Seller to assess the merits of the claim. Failure to give such notice shall not affect the rights of the Purchaser, except to the extent that the Seller is prejudiced by such failure, in which case the amount of the Seller's liability for the claim shall be reduced to the extent of such prejudice.

11.2 Notification of claims

Without prejudice to what is provided in Clauses 10.1 and 11.1, notices of claims under this Agreement shall be given by the Purchaser to the Seller within the time limits specified in Clause 10.1, specifying information of the legal and factual basis of the claim and the evidence on which the Purchaser relies and, if practicable, an estimate of the amount of Losses which are, or are to be, the subject of the claim (including any Losses which are contingent on the occurrence of any future event).

11.3 Investigation by the Seller

In connection with any matter or circumstance notified by the Purchaser pursuant to Clause 11.1 or 11.2 the Purchaser's Group shall allow the Seller and its Representatives to investigate the matter or circumstance alleged to give rise to such claim and whether and to what extent any amount is or may be payable in respect of such claim.

11.4 Procedure for third-party claims

11.4.1 If the claim notified to the Seller pursuant to Clause 11.1 is a result of or connected with a claim by or liability to a third party, then:

(a) following good faith consultations with the Purchaser, the Seller shall, subject to the Purchaser or the relevant member of the Purchaser's Group being fully indemnified to its reasonable satisfaction by the Seller in respect of all Losses which may thereby be incurred and, to the extent such claim or liability involves a (former or existing) customer, supplier, employee or other business contact of the Group or is

made under the Tax Indemnity or relates to a breach of any Seller's Warranty included in Paragraph 11 of <u>Schedule 8</u>, upon the prior written approval of the Purchaser which shall not be unreasonably withheld, be entitled at its own expense, by notice to the Purchaser, to take such action as it deems necessary to avoid, dispute, deny, defend, resist, appeal, compromise or contest such claim or liability (including making counterclaims or other claims against third parties) in the name of and on behalf of the Purchaser or other member of the Purchaser's Group concerned and to control the conduct of any related proceedings, negotiations or appeals; and

(b) where the Seller has issued a notice and, if required, obtained the Purchaser's approval pursuant to Clause 11.4.1(a):

(i) subject to the Purchaser or the relevant member of the Purchaser's Group being fully indemnified to its reasonable satisfaction by the Seller in respect of all Losses which may thereby be incurred, the Purchaser shall, and shall procure that any other member of the Purchaser's Group shall, give all such information and assistance including access to premises and personnel, and the right to examine and copy or photograph any assets, accounts, documents and records, as the Seller may reasonably request for the purpose referred to in Clause 11.4.1(a), including instructing such professional or legal advisors as the Seller may nominate to act on behalf of the Purchaser or other member of the Purchaser's Group concerned but in accordance with the Seller's instructions; and

(ii) the Seller shall keep the Purchaser informed of all relevant matters relating to the claim and shall forward or procure to be forwarded to the Purchaser copies of all material external correspondence (other than such correspondence as is subject to legal professional privilege of any member of the Purchaser's Group) relating to the claim.

11.4.2 Where the Seller has not issued a notice pursuant to Clause 11.4.1, the Purchaser shall keep the Seller informed of all relevant matters relating to the claim.

11.4.3 The Seller and the Purchaser acknowledge that Clause 11.4.1 shall in no way act as a release of, or otherwise prejudice in any way, any claim that the Purchaser may have against the Seller under this Agreement.

11.4.4 If the Purchaser does not give its approval to handle a claim as referred to in Clause 11.4.1(a) and the Purchaser handles the claim itself, the Seller shall only be liable for those Losses as shall be awarded to the Purchaser by the arbitral tribunal referred to in Clause 18.3 under Dutch law and in accordance with this Agreement.

12   RESTRICTIONS AND MANAGERS

12.1 Non-competition

None of the Individual Shareholders will, and the Individual Shareholders shall procure that

none of their respective Affiliates will, during the period beginning on the date hereof and ending on the **[***]** anniversary thereof (plus **[***]** if such longer period of time is recognized by Law as being binding on the Individual Shareholders or any of their respective Affiliates, as applicable), carry on, or be engaged in, any Restricted Activity, provided that the foregoing obligation shall not prohibit any of the Individual Shareholders or any of their respective Affiliates from:

12.1.1 acquiring control over any business (whether by merger or share purchase, the acquisition of all or substantially all of the assets of a business or otherwise) engaged in the Restricted Activity (an "**Acquired Competing Business**"), if the Restricted Activity does not represent the principal activity of such Acquired Competing Business at the time of acquisition ("principal activity" meaning activities representing more than 10% (ten per cent) of the aggregate annual turnover of such Acquired Competing Business in the financial year preceding the date of acquiring control over such Acquired Competing Business) and the annual turnover derived from the Restricted Activity at any time is not more than EUR 250,000 (two hundred fifty thousand euro);

12.1.2 acquiring an interest in a business entity engaged in the Restricted Activity, provided that such interest shall not exceed

(a) 5% (five per cent) of the voting stock ordinarily entitled to vote in the election of directors of such business entity or

(b) 5% (five per cent) of the economic interest in such business entity;

12.1.3 holding for investment purposes any securities or any other interest in any business entity the main activity of which is to make, select, hold and/or manage investments in start-up or other businesses, or having any interest in any investment made, selected, held or managed by such entity, provided that:

(a) none of the Individual Shareholders or any of their respective Affiliates is able to control or direct such business entity in any manner with respect to such investments; and

(b) none of the Individual Shareholders or any of their respective Affiliates is able to control the management or direct the activities of any such entity in which such investment has been made; or

12.1.4 acquiring and holding a direct or indirect interest in the Purchaser.

12.2 Non-solicitation

None of the Individual Shareholders will, and the Individual Shareholders shall procure that none of their respective Affiliates will, during the period beginning on the date hereof and ending on the third (3rd) anniversary thereof (or such shorter period of time recognized by Law as being binding on the Individual Shareholders or any of their respective Affiliates, as applicable) solicit or entice away, or endeavour to solicit or entice away, from the Group or the Purchaser any person who is at the date hereof or was during the six (6) months prior to the date hereof, an employee of any of the Group Companies (including but not limited to people working on the basis of a temporary employment agreement (*uitzendovereenkomst*), an instruction agreement (*overeenkomst van opdracht*) or a management agreement), whether or not such person would

commit a breach of such person's employment contract by reason of leaving service, provided that the foregoing obligation (a) shall not restrict the engagement in general recruiting or general solicitation efforts not specifically targeting any such employee and (b) shall not apply with respect to any such employee whose employment is terminated on or after the date hereof by any of the Group Companies or whose employment is terminated upon mutual agreement between such employee and any Group Company (the exceptions under (a) and/or (b), as the case may be, shall apply only to the extent that the Individual Shareholders evidence that the conditions of such exceptions are satisfied).

13   RETENTION OF RECORDS

13.1 Retention of records by the Seller

For a period of five (5) years as of the date hereof, or such longer period as may be prescribed by Law, the Seller shall retain all books, records or other information relating to the Group which are not located at the Properties at the date hereof or held by or on behalf of the Seller and, to the extent reasonably required by the Purchaser, the Seller shall allow the Purchaser, upon reasonable notice, access during normal office hours to such books, records or other information, including the right to inspect and make copies (at the Purchaser's expense).

13.2 Retention of records by the Purchaser

For a period of five (5) years as of the date hereof, or such longer period as may be prescribed by Law, the Purchaser shall retain all books, records and other information relating to the Group which are located at the Properties at the date hereof or which are held by or on behalf of any member of the Purchaser's Group and, to the extent reasonably required by the Seller, the Purchaser shall allow the Seller, upon reasonable notice, access during normal office hours to such books, records or other information, including the right to inspect and make copies (at the Seller's expense).

14   CONFIDENTIALITY

14.1 Announcements
No announcement or circular in connection with the existence or the subject matter of this Agreement shall be made or issued by or on behalf of any member of the Purchaser's Group, the Seller's Group, the Seller Shareholders or the Individual Shareholders without the prior written approval of the Purchaser and the Seller. This shall not affect (i) any announcement or circular required by Law or the rules of any recognised stock exchange on which the shares of any Party are listed, provided that the Party with an obligation to make an announcement or issue a circular shall consult with the other Party insofar as is reasonably practicable before complying with such an obligation, or (ii) any information that is or becomes publicly available (other than by breach of this Agreement).

14.2 Confidentiality undertaking

14.2.1 Subject to Clause 14.1 and Clause 14.2.2, each of the Parties shall treat as strictly confidential and not disclose or use any information contained in or received or obtained as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement) which relates to:

(a) the provisions of this Agreement or any agreement entered into pursuant to this Agreement;

(b) the negotiations relating to this Agreement (or any such other agreement); or

(c) a Party to this Agreement or the business activities carried on by it or any member of its group of companies.

14.2.2 Clause 14.2.1 shall not prohibit disclosure or use of any information if and to the extent:

(a) the disclosure or use is required by Law or any recognised stock exchange on which the shares of any Party are listed;

(b) the disclosure or use is required to vest the full benefit of this Agreement in any Party;

(c) the disclosure or use is required for the purpose of any legal proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing Party;

(d) the disclosure is made to professional advisors of any Party on terms that such professional advisors undertake to comply with the provisions of Clause 14.2.1 in respect of such information as if they were a party to this Agreement;

(e) the information is or becomes publicly available (other than by breach of this Agreement);

(f) the other Party has given prior written approval to the disclosure or use; or

(g) the information is independently developed after the date hereof;

provided that prior to disclosure or use of any information pursuant to Clause 14.2.2(a), 14.2.2(b), or 14.2.2(c), the Party concerned promptly notifies the other Party of such requirement with a view to providing the other Party with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use.

15 SELLER SHAREHOLDERS AND INDIVIDUAL SHAREHOLDERS GUARANTEE

15.1 Guaranteed Obligations

With reference to Clause 15.2, each of the Seller Shareholders and the Individual Shareholders hereby:

15.1.1 as a separate and independent obligation, unconditionally and irrevocably guarantees to the Purchaser the due and timely performance and observance by the Seller and the Seller's assigns of all their obligations, commitments, undertakings, warranties and

indemnities under or pursuant to this Agreement (the "**Guaranteed Obligations**"); and

15.1.2 shall indemnify, defend and hold harmless the Purchaser against all Losses which any of same may suffer through or arising from any breach by the Seller and the Seller's assigns of the Guaranteed Obligations.

15.2 Liability of the Seller Shareholders and Individual Shareholders

15.2.1 Each of the Seller Shareholders shall be severally liable in proportion to its direct or indirect equity interest in the Seller as at the date hereof for the due and timely performance and observance by the Seller of the Guaranteed Obligations.

15.2.2 Each of the Individual Shareholders shall be jointly liable, as a co-principal debtor (*hoofdelijk aansprakelijk*), with the respective Seller Shareholder in which such Individual Shareholder holds any equity interest as at the date hereof for the due and timely performance and observance by the Seller of the Guaranteed Obligations.

15.3 Default; enforcement; non-waiver

15.3.1 Subject to Clause 15.2, if and whenever a default occurs for any reason whatsoever in the performance of any of the Guaranteed Obligations, the Seller Shareholders and the Individual Shareholders shall forthwith upon demand unconditionally perform (or procure performance of) and satisfy (or procure the satisfaction of) the Guaranteed Obligations in regard to which such default has been made in the manner prescribed by this Agreement and so that the same benefits shall be conferred on the Purchaser as it would have received if the Guaranteed Obligations had been duly performed and satisfied by the Seller.

15.3.2 Subject to Clause 15.2, as a separate and independent obligation, the Seller Shareholders and the Individual Shareholders agree that any of the Guaranteed Obligations (including any moneys payable) which may not be enforceable against or recoverable from the Seller by reason of any legal limitation, disability or incapacity on or of any of the same or any other fact or circumstances (other than any limitation imposed by this Agreement) shall nevertheless be enforceable against and recoverable from the Seller Shareholders and the Individual Shareholders as though the same had been incurred by the Seller Shareholders or the Individual Shareholders, and the Seller Shareholders or the Individual Shareholders were the sole or principal obligor in respect thereof and shall be performed or paid by the Seller Shareholders and the Individual Shareholders on demand.

15.3.3 The liability of the Seller Shareholders under this Clause 15 shall not be released or diminished by any variation of the Guaranteed Obligations or any forbearance, neglect or delay in seeking performance of the Guaranteed Obligations or any granting of time for such performance.

16   PURCHASER PARENT GUARANTEE

16.1 Guarantee

The Purchaser Parent hereby:

16.1.1 as a separate and independent obligation, unconditionally and irrevocably guarantees to the Seller, and shall be jointly and severally liable, as co-principal debtor to the Seller for the due and timely performance and observance by the Purchaser and the Purchaser's assigns of all its obligations, commitments, undertakings, warranties and indemnities under or pursuant to this Agreement ("**Guaranteed Purchaser Obligations**"); and

16.1.2 agrees to indemnify, defend and hold harmless the Seller, the Seller Shareholders and the Individual Shareholders against all Losses which any of same may suffer through or arising from any breach by the Purchaser and the Purchaser's assigns of the Guaranteed Purchaser Obligations.

16.2 Default; enforcement; non-waiver

16.2.1 If and whenever a default occurs for any reason whatsoever in the performance of any of the Guaranteed Purchaser Obligations, the Purchaser Parent shall forthwith upon demand unconditionally perform (or procure performance of) and satisfy (or procure the satisfaction of) the Guaranteed Purchaser Obligations in regard to which such default has been made in the manner prescribed by this Agreement and so that the same benefits shall be conferred on the Seller as it would have received if the Guaranteed Purchaser Obligations had been duly performed and satisfied by the Purchaser.

16.2.2 As a separate and independent obligation the Purchaser Parent agrees that any of the Guaranteed Purchaser Obligations (including any moneys payable) which may not be enforceable against or recoverable from the Purchaser by reason of any legal limitation, disability or incapacity on or of any of the same or any other fact or circumstances (other than any limitation imposed by this Agreement) shall nevertheless be enforceable against and recoverable from the Purchaser Parent, as though the same had been incurred by the Purchaser Parent and the Purchaser Parent was the sole or principal obligor in respect thereof, and shall be performed or paid by the Purchaser Parent on demand.

16.2.3 The liability of the Purchaser Parent under this Clause 16 shall not be released or diminished by any variation of the Guaranteed Purchaser Obligations or any forbearance, neglect or delay in seeking performance of the Guaranteed Purchaser Obligations or any granting of time for such performance.

17   MISCELLANEOUS

17.1 Further assurances

17.1.1 Each of the Parties shall from time to time execute such documents and perform such acts and things as the other Parties may reasonably require to transfer the Shares to the Purchaser, and to give any Party the full benefit of this Agreement.

17.1.2 Each of the Parties shall give its reasonable cooperation, including the making available

of the relevant people, for the purpose of disentangling the Seller from the Group Companies.

17.1.3 **[***]**

17.2 Entire agreement

This Agreement contains the entire agreement between the Parties relating to the subject matter of this Agreement, to the exclusion of any terms implied by Law which may be excluded by contract, and supersedes any previous written or oral agreement between the Parties (including the Term Sheet) in relation to the matters dealt with in this Agreement.

17.3 No assignment

17.3.1 Except as otherwise expressly provided in this Agreement, the Seller, the Seller Shareholders and the Individual Shareholders may not, unless with the prior written consent of the Purchaser, assign, grant any security interest over or otherwise transfer, in whole or in part, any of its rights and obligations under this Agreement.

17.3.2 Except as otherwise expressly provided in this Agreement, the Purchaser may not, unless with the prior written consent of the Seller, which shall not be unreasonably withheld, assign, in whole or in part, any of its rights and obligations under this Agreement, except to any Affiliate of the Purchaser, the latter provided that (i) such transfer is subject to the condition subsequent that the Affiliate does not cease to be an Affiliate of the Purchaser and (ii) the Purchaser guarantees the performance of all the Purchaser's obligations pursuant to this Agreement by the Affiliate.

17.4 Waiver

No waiver of any provision of this Agreement shall be effective unless such waiver is in writing and signed by or on behalf of the Party entitled to such waiver.

17.5 Amendment

No amendment of this Agreement shall be effective unless such amendment is in writing and signed by or on behalf of each of the Parties.

17.6 Third-party rights

Except as explicitly set forth herein, this Agreement does not contain any stipulation in favour of a third party (*derdenbeding*).

17.7 Method of payment

17.7.1 Wherever in this Agreement it is provided that a payment is to be made or procured by the Seller to the Purchaser, the Seller shall arrange that such payment shall be made by the Seller for itself and on behalf of the relevant member of the Seller's Group to the Purchaser for itself and on behalf of the relevant member of the Purchaser's Group.

17.7.2 Wherever in this Agreement it is provided that a payment is to be made or procured by the Purchaser to the Seller, the Purchaser shall arrange that such payment shall be made by the Purchaser for itself and on behalf of the relevant member of the Purchaser's Group to the Seller for itself and on behalf of the relevant member of the Seller's Group.

17.7.3 Any payments shall be effected by crediting for same day value the account specified by the Seller or the Purchaser, as the case may be, on behalf of the Party entitled to the payment (reasonably in advance and in sufficient detail to enable payment by telegraphic or other electronic means to be effected) on or before the due date for payment.

17.8 Costs

Unless this Agreement provides otherwise, all costs and expenses which a Party has incurred or must incur in preparing, concluding or performing this Agreement are for its own account.

17.9 Interest

If any Party defaults in the payment when due of any amount payable under this Agreement, then the liability of that Party shall be increased to include interest on such amount from the date when such payment is due until the date of actual payment (as well after as before judgement) at six percent (6%) per annum compounded on a daily basis.

17.10 Notices

17.10.1 Any notice in connection with this Agreement shall be:

(a) in writing;

(b) in English; and

(c) delivered by hand, fax, email, registered post or courier.

17.10.2 A notice to the Purchaser or the Purchaser Parent shall be sent to the Purchaser and the Purchaser Parent at the following addresses, or such other person or address as the Purchaser may notify to the Parties from time to time:

(a) Address of the Purchaser: Avenue Louise 149, BTE 24, 1050 Bruxelles, Belgium

(b) Address of the Purchaser Parent: 5200 Paramount Parkway, Morrisville, North Carolina 27560, United States

Fax: 001 (919) 461 6845

Email: stuart.kupinsky@tekelec.com

Attention: Stuart Kupinsky

With a copy to:

Bryan Cave LLP

Address: 120 Broadway, Suite 300, Santa Monica, California 90401, United States

Fax: 001 (310) 576 2200

Email: kfashton@BryanCave.com

Attention: Katherine Ashton

17.10.3 A notice to the Seller, the Seller Shareholders and the Individual Shareholders shall be sent to the Seller at the following addresses, or such other person or address as the Seller may notify to the Parties from time to time:
Hallstein-Nes 15, 1862 AS Bergen (Noord-Holland), the Netherlands

Fax: +31 72 5817054

Email: marien.van.ouwerkerk.@mvoconsulting.com

Attention: J.M. van Ouwerkerk

and

Burgemeester Passtoorsstraat 58, 4835 KG Breda, the Netherlands

Fax: +31 76 5640532

Email: eloy@noorenconsulting.nl

Attention: Eloy Nooren

17.10.4 A notice shall be effective upon receipt and shall be deemed to have been received:

(a)   at the time of delivery, if delivered by hand, registered post or courier;

(b)   at the time of transmission in legible form, if delivered by fax or email.

17.11 Invalidity

If any provision in this Agreement is held to be illegal, invalid or unenforceable, in whole or in part, under any Law, then:

17.11.1 such provision or part shall to that extent be deemed not to form part of this Agreement but the legality, validity or enforceability of the remainder of this Agreement shall not be affected;

17.11.2 each of the Parties shall use reasonable efforts to agree a replacement provision that is legal, valid and enforceable to achieve so far as possible the intended effect of the illegal, invalid or unenforceable provision.

17.12 Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Parties may enter into this Agreement by signing any such counterpart.

18   GOVERNING LAW AND SUBMISSION TO JURISDICTION

18.1 Governing law

This Agreement and the documents to be entered into pursuant to it, save as expressly otherwise provided therein, shall be governed by and construed in accordance with Netherlands law.

18.2 Domicile of the Purchaser and the Purchaser Parent

For the purpose of this Agreement, including for the serving of litigation and arbitration documents such as a writ of summons, a statement of claim, a legal judgment or arbitration award, the Purchaser and the Purchaser Parent elect to have its domicile at the following address of mBalance Group B.V:

mBalance Group B.V.

Paasheuvelweg 22b

1105 BJ Amsterdam Zuidoost

The Netherlands

Fax: 001 (919) 461 6845

Email: stuart.kupinsky@tekelec.com

Attention: Stuart Kupinsky

With a copy to:

Bryan Cave LLP

Address: 120 Broadway, Suite 300, Santa Monica, California 90401, United States

Fax: 001 (310) 576 2200

Email: kfashton@BryanCave.com

Attention: Katherine Ashton

18.3 Jurisdiction

The Parties irrevocably agree that all disputes which may arise out of or in connection with this Agreement and the documents to be entered into pursuant to it, including disputes concerning the existence and validity thereof shall be referred to arbitration in accordance with the Arbitration Rules of the Netherlands Arbitration Institute (*Nederlands Arbitrage Instituut, NAI*). The arbitral tribunal shall be composed of three (3) arbitrators and shall make its decision in accordance with the rules of law (*regelen des rechts*). The place of arbitration shall be Amsterdam, the Netherlands. The arbitral proceeding shall be conducted in the English language.

AGREED AND SIGNED:

on __16-12-2008__ for and on behalf of the Seller:

mBalance Holding B.V.

__/s/ J.M. van Ouwerkerk__
Name: J.M. van Ouwerkerk
Title: Director

on __16-12-2008__ for and on behalf MVO:

__/s/ J.M. van Ouwerkerk__
J.M. van Ouwerkerk

on __16-12-2008__ for and on behalf of Nooren:

__/s/ E.J.L. Nooren__
E.J.L. Nooren

on __16-12-2008__ for and on behalf of MVO B.V.:

MVO Consulting B.V.

__/s/ J.M. van Ouwerkerk__
Name: J.M. van Ouwerkerk
Title: Director

on   16-12-2008   for and on behalf of Nooren B.V.:

Nooren Consulting B.V.

  /s/ J.M. van Ouwerkerk
Name: J.M. van Ouwerkerk
Title:

on   16 December   for and on behalf of WD-IT B.V.:

WD-IT Holding B.V.

  /s/ Willem Dekker
Name: Willem Dekker
Title: Director

on   16 December 2008   for and on behalf of the Purchaser:

Tekelec International, SPRL

  /s/ Stuart Kupinsky
Name: Stuart Kupinsky
Title: Director

on ___16 December 2008_____ for and on behalf of the Purchaser Parent:

Tekelec

__/s/ Stuart Kupinsky_____
Name: Stuart Kupinsky
Title: General Counsel, SVP

on ___16 December '08_____ for and on behalf of STAK, as a third party beneficiary:

Stichting Adminstratiekantoor mBalance

__/s/ J. A. Joman_____
Name: J. A. Joman
Title:

Schedule 1 Definitions

(Clause 1.1)

"**Accounts**" means the consolidated audited annual accounts in respect of the Group for the twelve (12) month period ended 31 December 2007 as set out in Schedule 10;

"**Accounts Date**" means 31 December 2007;

"**Accounts Receivable**" has the meaning set forth in Paragraph 5.1 of Schedule 8;

"**Acquired Competing Business**" has the meaning set out in Clause 12.1.1;

"**Affiliate**" means the ultimate parent of a Party or other person and any and all persons with respect to which now or hereafter the ultimate parent of a Party or other person, directly or indirectly, holds more than fifty per cent (50%) of the nominal value of the share capital issued, or more than fifty per cent (50%) of the voting power at general meetings, or has the power to appoint and to dismiss a majority of the directors or otherwise to direct the activities of such person, or any other person qualifying as a "subsidiary" or part of a "group" as referred to in Articles 2:24a and 2:24b of the Netherlands Civil Code;

"**Agreed Terms**" means, in relation to a document, such document in the terms agreed between the Seller and the Purchaser and signed for identification by the Seller's Lawyers and the Purchaser's Lawyers with such alterations as may be agreed in writing between the Seller and the Purchaser from time to time;

"**Agreement**" means this share purchase agreement and the Schedules thereto and the Disclosure Letter and any Annexes thereto;

"**[***] Receivable**" has the meaning set forth in Clause 6.3.1;

"**[***] Receivable Amount**" has the meaning set forth in Clause 6.3.1;

"**Business Day**" means a day which is not a Saturday, a Sunday, or an official holiday in the Netherlands;

"**Closing**" means, in respect of the sale of the Shares, the completion of such sale pursuant to Clause 4;

"**Closing Date**" means the date on which Closing has taken place;

"**Company**" has the meaning set forth in the preamble to this Agreement;

"**Company Subsidiaries**" has the meaning set forth in the preamble to this Agreement, and "**Company Subsidiary**" means any one of them or the relevant one of them, as the context requires;

"**Data Room**" means the data room containing documents and information relating to the Group as at 12 December 2008 the contents of which are listed in the Data Room index attached as Schedule 12;

"**Deferred Purchase Price**" means the payments, if any, to be made in accordance with the earn-out mechanism set forth in Schedule 4;

"**Disclosure Letter**" means the letter, dated the date hereof, from the Seller to the Purchaser, attached in Schedule 9, including all Annexes thereto;

"**Encumbrance**" means any charge, pledge, mortgage, lien, option, usufruct, retention of title, right of pre-emption, right of first refusal or other third-party rights or security interest of any kind or an agreement to create any of the foregoing;

"**Escrow Account**" has the meaning set forth in Clause 4.3.2;

"**Escrow Agent**" means Fortis Bank (Nederland) N.V. (trading as Fortis Escrow), a public company having its registered address at Rotterdam (the Netherlands) with registered office in Rotterdam at 3012 NJ Weena 200, registered with the commercial register at Rotterdam, the Netherlands, under registration number 30064791 and VAT number NL007087433B01;

"**Escrow Agreement**" means the escrow agreement to be entered into on the date hereof among the Seller, the Purchaser and the Escrow Agent, the final agreed form of which is set out as Schedule 3;

"**Escrow Amount**" has the meaning set forth in Clause 3.2;

"**ESOP**" has the meaning set out in Paragraph 14.4(b) of Schedule 8;

"**Governmental Authority**" means, any supranational governmental commission, council, directorate, court, trade agency, regulatory body or other authority, or any national government, any legislature, any political subdivision of a national government or of any state, county, province or local jurisdiction therein, or any agency or instrumentality of any such government or political subdivision to the extent it has jurisdiction;

"**Group**" means the Group Companies taken as a whole;

"**Group Companies**" means the Company and the Company Subsidiaries, and "**Group Company**" means any one of them or the relevant one of them, as the context requires;

"**Group Company Intellectual Property**" means all Intellectual Property that is used, necessary to use or held by any of the Group Companies for use, or that has been used by any of the Group Companies, in connection with their business or operations;

"**Group Software**" has the meaning set out in Paragraph 11.5 of Schedule 8;

"**Guaranteed Purchaser Obligations**" has the meaning set forth in Clause 16.1;

"**Guaranteed Obligations**" has the meaning set forth in Clause 15.1;

"**Individual Shareholders**" has the meaning set forth in the preamble of this Agreement;

"**Information Technology**" means all computer systems, communications systems, software and hardware owned, used or licensed by or to the Group other than licensed to a third party as part of a product which shall constitute Intellectual Property;

"**Initial Payment**" has the meaning set forth in Clause 3.2;

"**Initial Purchase Price**" has the meaning set forth in Clause 3.2;

"**Insurance Policies**" has the meaning set forth in Paragraph 19.1 of Schedule 8;

"**Intellectual Property**" means patents, trade marks, service marks, trade names, logos, internet domain names, design rights, copyrights and software (including source code, object code and documentation relating thereto) and moral rights, database rights, rights in confidential information, programs, customer lists, databases and Know-how and all other similar proprietary rights which may subsist in any part of the world, whether registered or not, and including any and all rights in applications for registration thereof and all rights or forms of protection having equivalent or similar effect anywhere in the world;

"**Interim Accounts**" means the consolidated accounts in respect of the Group for the ten (10) month period ended on 31 October 2008 as set forth in Schedule 10;

"**Inventory**" has the meaning set forth in Paragraph 6.1 of Schedule 8;

"**Know-how**" means confidential and proprietary industrial and commercial information and techniques in any form including drawings, formulas, test results, reports, project reports and testing procedures, instruction and training manuals, tables of operating conditions, market forecasts, lists and particulars of customers and suppliers;

"**Law**" means any applicable statute, law, ordinance, decree, judgement, order, rule or regulation of any Governmental Authority;

"**Losses**" has the meaning set out in Article 6:95 of the Netherlands Civil Code;

"**Management Services Agreements**" means the agreements between the Company and MVO B.V. and Nooren B.V. respectively, the final agreed forms of which are set out as Schedule 11;

"**Material Adverse Effect**" means any material adverse effect, event, occurrence, circumstance or change with respect to the business, financial condition, prospects or operating assets of the Group;

"**Material Group Software**" means TextPass™ Manager, TextPass™ Router/Firewall, TextPass™ HUB, TextPass™ Active Message Store, TextPass™ Prepaid Billing Controller, TextPass™ Firewall Advanced Filter, TextPass™ Log Viewer, TextPass™ Log Processor, TextPass™ Statistics Viewer, TextPass™ Tools, TextPass™ XS;

"**MVO**" has the meaning set out in the preamble of this Agreement;

"**MVO B.V.**" has the meaning set out in the preamble of this Agreement;

"**Nooren**" has the meaning set out in the preamble of this Agreement;

"**Nooren B.V.**" has the meaning set out in the preamble of this Agreement;

"**Notary**" means civil law notary Mr. P.H.F König or any other civil law notary of Houthoff Buruma N.V., or such notary's substitute;

"**Parties**" means the Purchaser, the Seller, the Seller Shareholders and the Individual Shareholders, and "**Party**" means any one of them or the relevant one of them, as the context requires;

"**Permitted Encumbrances**" means

(i)   security interests arising in the ordinary course of business or by operation of Law or

(ii)   security interests for Taxes and other governmental charges which are not due and payable or which may be paid without penalty;

"**Properties**" has the meaning set forth in Paragraph 10.1 of <u>Schedule 8</u>, and "**Property**" means any one of them or the relevant one of them, as the context requires;

"**Purchase Price**" has the meaning set out in Clause 3.1;

"**Purchaser**" has the meaning set out in the preamble of this Agreement;

"**Purchaser's Group**" means the Purchaser and its subsidiaries from time to time, including, after the transfer of the Shares pursuant to this Agreement, the Group Companies;

"**Purchaser's Lawyers**" means De Brauw Blackstone Westbroek N.V. with offices at Tripolis 300, Burgerweeshuispad 301, 1076 HR Amsterdam, The Netherlands;

"**Purchaser Parent**" has the meaning set out in the preamble of this Agreement;

"**Qualifying Losses**" has the meaning set forth in Clause 10.2;

"**Reference Working Capital**" means EUR 4,760,000 (four million seven hundred sixty thousand euro);

"**Reporting Accountants**" means a firm of accountants to be agreed by Parties within five (5) Business Days of a notice by the Seller to the Purchaser, or vice versa, requiring such agreement or, failing such agreement, to be nominated, on the application of the Seller or the Purchaser, by or on behalf of the chairman of the Royal Netherlands Institute of Chartered Accountants (NIVRA);

"**Representative**" means any officer, employee, legal advisor, financial advisor, accountant or other agent, of the Party concerned;

"**Restricted Activity**" means any business or venture that competes or plans to compete, directly or indirectly, with the business activities which are or are proposed to be carried on by the Group Companies on or after the date hereof, including the development, sale and licensing of any Intellectual Property or Information Technology of the Group or the Group Software as of the date hereof, and any reasonable natural outgrowth thereof after the date hereof;

"**Seller**" has the meaning set out in the preamble of this Agreement;

"**Seller's Group**" means the Seller and its subsidiaries from time to time, excluding after the transfer of the Shares pursuant to this Agreement, the Group Companies;

"**Seller's Lawyers**" means Houthoff Buruma N.V. with offices at Weena 355, 3013 AL Rotterdam, The Netherlands;

"**Seller Shareholders**" has the meaning set out in the preamble of this Agreement;

"**Seller's Warranties**" means the warranties given by the Seller to the Purchaser pursuant to Clause 9.1 and <u>Schedule 8</u>, and "**Seller's Warranty**" means any one of them or the relevant one of them, as the context requires;

"**Shares**" has the meaning set out in the preamble of this Agreement;

"**STAK**" means Stichting Administratiekantoor mBalance, a foundation (*stichting*) established in the Netherlands with statutory seat in Amsterdam, the Netherlands, and having its address at Paasheuvelweg 22b, 1105 BJ Amsterdam Zuidoost, the Netherlands;

"**Tax**" or "**Taxation**" means all forms of taxation whether direct or indirect and whether levied by reference to income, profits, gains, net wealth, net worth, equity, asset values, turnover, gross receipts, added value or other reference, and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions, rates and levies (including sales and use taxes, social security contributions and any other payroll taxes), whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and in respect of any person, and all penalties, charges, costs and interest relating thereto;

"**Tax Authority**" means any taxing or other authority competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Tax or enforcement of any Law in relation to Taxation;

"**Tax Indemnity**" means the indemnities relating to Taxation set out in Schedule 7;

"**Term Sheet**" has the meaning set out in the preamble of this Agreement;

"**Texprezzo**" has the meaning set forth in Clause 17.1;

"**Textendo Employees**" has the meaning set forth in Clause 17.1;

"**Transaction**" means the acquisition of the Shares by the Purchaser and any ancillary arrangements related thereto;

"**VAT**" means, within the European Union, such Tax as may be levied in accordance with (but subject to derogation from) the Directive 2006/112/EEC, and outside the European Union, any Tax levied by reference to added value, or sales and/or consumption;

"**WD-IT B.V.**" has the meaning set out in the preamble of this Agreement;

"**Working Capital**" means, subject to Clause 6.3.1, current assets less current liabilities of the Group as per the date hereof and included in the line items set out in the Working Capital Statement attached hereto as Schedule 5, as finally agreed or determined between the Parties in accordance with Clause 5.3 and Schedule 6, it being understood that the current liabilities shall include all costs and expenses, to the extent not already paid, incurred by the Group in connection with the Transaction, including, amongst others, any legal, accountants, brokers, finders and/or investment banks fees or prior commitment in respect thereof;

"**Working Capital Adjustment**" means the adjustment of the Purchase Price pursuant to Clause 6.1;

"**Working Capital Statement**" has the meaning set forth in Clause 5.1.

Schedule 2   Company Subsidiaries

Schedule 3   Escrow Agreement

Escrow Agreement

relating to

Project Marathon

between

mBalance Holding B.V.

Tekelec International, SPRL

and

Fortis Bank (Nederland) N.V.

Dated

P.O. Box 75084
1070 AB Amsterdam
The Netherlands

Contents

Schedules

Escrow Agreement

THE UNDERSIGNED:

(1) mBalance Holding B.V., a limited liability company incorporated in the Netherlands, with corporate seat in Amsterdam, the Netherlands, and having its address at Paasheuvelweg 22b, 1105 BJ Amsterdam Zuidoost, the Netherlands (the "**Seller**"),

(2) Tekelec International, SPRL, a private company with limited liability incorporated in Belgium, with its registered address at Avenue Louise 149, BTE 24, 1050 Bruxelles, Belgium (the "**Purchaser**"),

and

(3) Fortis Bank (Nederland) N.V. (trading as Fortis Escrow), a public company having its registered address at Rotterdam (the Netherlands) with registered office in Rotterdam at 3012 NJ Weena 200, registered with the commercial register at Rotterdam, the Netherlands, under registration number 30064791 and VAT number NL007087433B01 (the "**Escrow Agent**").

WHEREAS:

(A) Pursuant to a share purchase agreement executed on the date hereof (the "**Purchase Agreement**"), the Seller shall sell the Shares (as defined therein) on the date hereof to the Purchaser.

(B) The Purchase Agreement provides that the Purchaser shall pay a portion of the purchase price, an amount of EUR 5,600,000 (five million six hundred thousand euro) (the "**Initial Escrow Amount**"), in escrow.

(C) The purpose of the Escrow Account is to secure any payments the Purchaser is or becomes entitled to in connection with any claim by the Purchaser under the Purchase Agreement (a "**Seller's Breach**"). In addition, at the Purchaser's option, any amounts payable by the Seller to the Purchaser pursuant to the Working Capital Adjustment as contemplated by the Purchase Agreement, may be paid from the Escrow Account.

IT IS AGREED AS FOLLOWS:

1   DEFINITIONS

Capitalised terms referred to in this Agreement shall have the same meanings as in the Purchase Agreement, unless the subject and context otherwise require, and:

"**Agreement**" means this agreement including all schedules thereto;

"**Escrow Account**" means the account opened by the Escrow Agent in the name of Fortis Bank (Nederland) N.V. for the purpose set out in preamble of this Agreement, details of which are set out in Schedule 1;

"**Escrow Balance**" means the positive balance of the Escrow Account at any time;

"**Escrow Agent**" has the meaning set out in the preamble of this Agreement;

"**Final Payment Date**" means the first Business Day, following the last day of the Guarantee Period, on which no Request for Payment remains outstanding;

"**Final Seller's Amount**" has the meaning set out in Clause 5.1.5;

"**Guarantee Period**" means the period as from the date of execution of this Agreement up and until the date of the second (2nd) anniversary of the Closing Date or, if such date is not a Business Day, the Business Day immediately following such date;

"**Initial Escrow Amount**" has the meaning set out in the preamble of this Agreement;

"**Interest**" has the meaning set out in Clause 3.1;

"**Joint Notice**" means the form annexed to this Escrow Agreement as Schedule 3, which is to be used by the Purchaser and the Seller to instruct the Escrow Agent to release (a part of) the Escrow Balance to such beneficiary as further specified in the Joint Notice and in compliance with Clause 5;

"**Parties**" means the Purchaser, the Seller and the Escrow Agent, and "**Party**" means any one of them or the relevant one of them, as the context requires;

"**Payment Date 1**" means 1 April 2010 or, if that date is not a Business Day, the Business Day immediately following that date;

"**Payment Date 2**" means the Business Day immediately following the last day of the Guarantee Period;

"**Postponed Seller's Amount**" has the meaning set out in Clause 5.1.4;

"**Purchase Agreement**" has the meaning set out in the preamble of this Agreement;

"**Purchaser**" has the meaning set out in the preamble of this Agreement;

"**Release Fee**" has the meaning set out in Clause 7.1.2;

"**Request for Payment**" has the meaning set out in Clause 5.2.1;

"**Request for Payment Notice**" means the form annexed to this Escrow Agreement as Schedule 4, which is to be used by the Purchaser to inform the Escrow Agent that a Request for Payment has been issued by the Purchaser with regard to (a part of) the Escrow Balance as specified in the Request for Payment Notice;

"**Seller**" has the meaning set out in the preamble of this Agreement;

"**Seller's Amount 1**" has the meaning set out in Clause 5.1.2;

"**Seller's Amount 2**" has the meaning set out in Clause 5.1.3;

"**Seller's Amounts**" means Seller's Amount 1, Seller's Amount 2, the Postponed Seller's Amounts and the Final Seller's Amount and "**Seller's Amount**" means any one of them or the

relevant one of them, as the context requires;

"**Seller's Breach**" has the meaning set out in the preamble of this Agreement;

"**Title of Enforcement**" means a certified copy of a final and binding award made by a tribunal of arbitrators pursuant to the procedures described in Clause 18.3 of the Purchase Agreement and no longer subject to appeal; and

"**Working Capital Adjustment Notice**" means the form annexed to this Escrow Agreement as Schedule 5, which is to be used by the Purchaser and the Seller to instruct the Escrow Agent to release (a part of) the Escrow Balance to the Purchaser and in compliance with Clause 5.3.

2 ESCROW

2.1 Escrow Account

The Escrow Agent shall open the Escrow Account on the date hereof and shall keep it open during the term of this Agreement.

2.2 Payment of the Initial Escrow Amount

The Purchaser confirms to the Seller that it shall transfer the Initial Escrow Amount into the Escrow Account in accordance with Clause 4.3.2 of the Purchase Agreement.

3 INTEREST

3.1 Interest accrual

3.1.1 Interest shall accrue on the Escrow Balance at a rate equal to the credit interest normally paid by the Escrow Agent on current accounts or, alternatively, on term deposits in euro (the "**Interest**").

3.1.2 The initial Interest shall be a minimum interest rate equal to EONIA minus ten (10) basis points with regard to overnight availability of the Escrow Balance.

3.1.3 The Parties may request the Escrow Agent to inform them of the applicable deposit interest rates from time to time after the date of this Escrow Agreement. The Parties may opt to place (a part of) the Escrow Balance in a 1-month, 3-month, 6-month, 1-year or 2-year term deposit.

3.1.4 The Escrow Agent shall inform the Parties in writing ten (10) Business Days prior to the end of an applicable term deposit period and inform the Parties of the then applicable rates.

3.1.5 If the Escrow Agent has not received any acknowledgement of agreement with proposed interest rates prior to the expiry of a term deposit, the Escrow Agent shall allocate the Escrow Balance against the interest rate set forth in Clause 3.1.2.

3.1.6 The Escrow Agent shall not be liable for any break costs which result from a release of any amount of the Escrow Balance, whether pursuant to a Title of Enforcement, the instructions of the Parties or for any other reason. The Purchaser and the Seller hereby

authorise the Escrow Agent to retain any such costs from the Escrow Balance.

3.1.7 For the avoidance of doubt, accrued Interest will form part of the Escrow Balance.

4 CLAIMS PURCHASER AND SELLER

The Purchaser and the Seller each have a conditional claim against the Escrow Agent for payment from the Escrow Balance, as set out in Clause 5. The Purchaser and the Seller have no other claims against the Escrow Agent for payment from the Escrow Balance and have no further or other rights in respect of the Escrow Balance and the bank account(s) and deposit(s) in which it is held than those expressly provided for in this Agreement.

5 PAYMENTS FROM THE ESCROW ACCOUNT

5.1 Payments to the Seller

5.1.1 The Escrow Agent shall pay to the Seller from the Escrow Balance the Seller's Amount referred to in any of Clauses 5.1.2, 5.1.3, 5.1.4 and 5.1.5 ultimately within one (1) Business Day after receipt by the Escrow Agent of:

(a) a Title of Enforcement evidencing that the Seller is entitled to payment of such Seller's Amount; or

(b) a duly executed Joint Notice from the Seller and the Purchaser.

5.1.2 On Payment Date 1, the Escrow Agent shall pay to the Seller from the Escrow Balance an amount equal to an aggregate of the following amounts:

(a) the Escrow Balance as it stands at the Payment Date 1; minus

(b) EUR 3,360,000 (three million three hundred sixty thousand euro); minus

(c) the aggregate amount of the outstanding Requests for Payment submitted by the Purchaser in accordance with Clause 5.2 prior to Payment Date 1, but only to the extent that such amounts have not been paid to the Purchaser prior to Payment Date 1; minus

(d) the aggregate amount of the outstanding requests submitted by the Purchaser for payments pursuant to Clause 5.3 prior to Payment Date 1, but only to the extent such amounts have not been paid to the Purchaser prior to Payment Date 1;

but only if this calculation results in a positive amount ("**Seller's Amount 1**").

5.1.3 On Payment Date 2, the Escrow Agent shall pay to the Seller from the Escrow Balance an amount equal to an aggregate of the following amounts:

(a) the Escrow Balance as it stands at Payment Date 2; minus

(b) the aggregate amount of the outstanding Requests for Payment submitted by the Purchaser in accordance with Clause 5.2 prior to Payment Date 2, but only to the extent that such amounts have not been paid to the Purchaser prior to Payment Date 2; minus

(c)   the aggregate amount of the outstanding requests submitted by the Purchaser for payments pursuant to Clause 5.3 prior to Payment Date 2, but only to the extent that such amounts have not been paid to the Purchaser prior to Payment Date 2;

but only if this calculation results in a positive amount ("**Seller's Amount 2**").

5.1.4   If Seller's Amount 1 or Seller's Amount 2, as the case may be, is reduced pursuant to Clause 5.1.2(c) or Clause 5.1.3(b), respectively, and the relevant Request for Payment is deemed to be withdrawn pursuant to Clause 5.2.3, an amount equal to the amount of such deemed withdrawn request (a "**Postponed Seller's Amount**") shall be paid by the Escrow Agent to the Seller from the Escrow Balance on the Business Day following the date such request is deemed withdrawn.

5.1.5   On the Final Payment Date, the Escrow Agent shall pay the Escrow Balance (the "**Final Seller's Amount**") to the Seller without any instruction from the Purchaser and/or the Seller being required.

5.2   Payments to the Purchaser in connection with a Seller's Breach

5.2.1   During the Guarantee Period, the Purchaser may submit to the Escrow Agent requests for payment (by means of submitting duly executed Request for Payment Notice(s)) from the Escrow Balance of amounts the Purchaser claims to be entitled to in connection with a Seller's Breach (a "**Request for Payment**").

5.2.2   Within eight (8) months as from the date on which the Purchaser submits a Request for Payment, the Purchaser shall submit to the Escrow Agent any one of the following:

(a)   a duly executed Joint Notice from the Seller and the Purchaser evidencing that the Seller and the Purchaser have reached agreement with respect to the claim;

(b)   a copy of a request for arbitration in connection with the claim; or

(c)   in connection with a potential third-party claim, a copy of a letter or demand by the third party with respect to such claim.

5.2.3   If the Purchaser fails to comply with Clause 5.2.2, the relevant Request for Payment is deemed to be withdrawn.

5.2.4   The Escrow Agent shall pay to the Purchaser from the Escrow Balance:

(a)   the amount set forth in the Joint Notice submitted pursuant to Clause 5.2.2(a) ultimately within one (1) Business Day following receipt of such Joint Notice;

(b)   the amount set forth in any Title of Enforcement submitted to the Escrow Agent by the Purchaser in relation to the request for arbitration submitted pursuant to Clause 5.2.2(b) within one (1) Business Day following receipt of such Title of Enforcement; or

(c)   the amount set forth in any certified copy of a final, binding and non-appealable judgment or award submitted to the Escrow Agent by the Purchaser in relation to the letter or demand submitted pursuant to Clause 5.2.2(c) within one (1) Business Day following receipt of such certified copy of such judgment or award.

5.2.5   After expiration of the Guarantee Period, the Purchaser shall remain entitled to payments

from the Escrow Balance of any amount specified in any outstanding Request for Payment submitted to the Escrow Agent prior to expiration of the Guarantee Period that has not been paid, withdrawn by the Purchaser or deemed to be withdrawn pursuant to Clause 5.2.3.

5.2.6 The Purchaser may withdraw any previously submitted Request for Payment Notice by written request to the Escrow Agent.

5.3 Payments to the Purchaser in connection with a Working Capital Adjustment

5.3.1 Any amounts payable by the Seller to the Purchaser pursuant to the Working Capital Adjustment as contemplated by Clause 6 of the Purchase Agreement, shall, at the Purchaser's option, be paid by the Escrow Agent to the Purchaser from the Escrow Balance.

5.3.2 The Escrow Agent shall pay the amounts referred to in Clause 5.3.1 within one (1) Business Day following receipt of a duly executed Working Capital Adjustment Notice from the Purchaser and the Seller for payment to the Purchaser.

5.4 Limitation

Any claims by the Seller and/or the Purchaser for payment from the Escrow Balance shall be limited to the amount of the Escrow Balance at the time of the payment.

5.5 Payment on joint request

Notwithstanding Clauses 5.1, 5.2 and 5.3, the Escrow Agent shall pay to the Purchaser and/or the Seller ultimately within one (1) Business Day following receipt by the Escrow Agent of a duly executed Joint Notice from the Purchaser and the Seller, provided that,

(a) if any amount in such Joint Notice is to be made in settlement of any Request for Payment previously submitted pursuant to Clause 5.2.1, such request for payment shall refer to the applicable Request for Payment to be settled and such Request for Payment shall no longer be outstanding following the payment of such amount in accordance with this Clause 5.5; and/or

(b) if any amount in such Joint Notice is to be made in settlement of any dispute or disagreement or otherwise relating to payment of the Seller's Amount pursuant to 5.1.2, 5.1.3, 5.1.4 and 5.1.5, the Seller shall no longer be entitled to the Seller's Amount following the payment of such amount in accordance with this Clause 5.5.

5.6 Requests and documentation

Immediately following submission of any requests or other documentation to the Escrow Agent, the Seller or the Purchaser, as the case may be, shall provide each other with copies of such requests or documentation.

5.7 Payments by Escrow Agent; conflicting requests

5.7.1 The Escrow Agent may only refrain from making a payment as required by this Clause 5 if the relevant payment request has not been made in accordance with Clause 5. In particular, the Escrow Agent may not verify whether the request was made on good

grounds. If the Purchaser or the Seller makes a payment request to the Escrow Agent and the other Party makes a conflicting payment request to the Escrow Agent before the Escrow Agent has paid in accordance with the first request, the Title of Enforcement containing the most recent award shall take priority.

5.7.2 All payments under this Clause 5 shall be made by way of transfer to such bank account as most recently notified in writing to the Escrow Agent by the entitled Party, such notification to be effected in time before payment. The Escrow Agent may not set off any payment to be made under this Agreement against any claim on the entitled Party or suspend such payment on any ground.

6 OTHER ACTS IN RESPECT OF THE ESCROW ACCOUNT

6.1 Acts performed by Escrow Agent

6.1.1 The Escrow Agent shall perform no other acts in respect of the Escrow Account and the Escrow Balance than those which it is obliged to perform under this Agreement.

6.1.2 The Escrow Agent shall be exclusively authorised to dispose of the Escrow Balance and to manage the Escrow Account and shall do so in accordance with the terms of this Escrow Agreement.

6.1.3 Any payment made by the Escrow Agent from the Escrow Balance shall be disclosed by the Escrow Agent to the Seller and the Purchaser by way of notice within ten (10) Business Days after the date of such payment.

6.2 Legal action

The Seller and the Purchaser shall take no legal action, including any garnishee proceedings, against the Escrow Agent, which will or may impede the Escrow Agent's performance of its obligations under this Agreement.

6.3 Liability of the Escrow Agent

6.3.1 The Escrow Agent shall not be liable or responsible for any liabilities or inconvenience which may result from anything done or omitted to be done by it in accordance with the provisions of this Escrow Agreement and shall bear no obligation or responsibility to any person in respect of the operation of the Escrow Account or its application of the Escrow Balance unless such liability arises as a result of a breach of this Escrow Agreement, gross negligence, fraud or wilful default on the part of the Escrow Agent. Under no circumstances shall the Escrow Agent be liable for any consequential or special loss, or indirect, consequential or punitive damages, however caused or arising (including loss of business, goodwill, opportunity or profit) even if advised of the possibility of such loss or damage.

6.3.2 No implied duties or obligations shall be imposed on the Escrow Agent by virtue of its entering into this Escrow Agreement or its agreeing to provide the services hereunder. The Escrow Agent shall not be under any obligation to take any action under this Escrow Agreement that it expects will result in any expense to, or liability for, it, the payment of

which is not, in its opinion, assured to it within a reasonable time.

6.3.3   Each of the Seller and the Purchaser shall severally, but not jointly, and in the proportions of 50% by the Seller and 50% by the Purchaser, indemnify and hold harmless the Escrow Agent for an amount equal to any and all liabilities or obligations of any kind whatsoever (and any interest thereon) (including, but not limited to, all properly incurred costs, charges and expenses paid or incurred in disputing or defending any of the foregoing) that may be imposed on or incurred by the Escrow Agent in connection with any action, claim or proceeding of any kind brought or threatened to be brought against it as a result of its acting hereunder or as a result of any action taken or omitted to be taken by it before the date of this Escrow Agreement in preparation for acting hereunder, provided that the Seller nor the Purchaser shall have any obligation to indemnify the Escrow Agent or any of its officers and employees or any other person for any claims arising in consequence of the breach of this Escrow Agreement, gross negligence, fraud or wilful default on the part of the Escrow Agent.

6.3.4   The Escrow Agent shall not be responsible or liable for any liability incurred in relation to the Escrow Balance arising from any failure to diversify investment, or arising by reason of any other matter or thing except for any such loss or damage incurred in consequence of breach of this Escrow Agreement, gross negligence, fraud or wilful default on the part of the Escrow Agent.

6.3.5   The Escrow Agent shall be entitled to rely on, and shall not be liable for acting upon, and shall be entitled to treat as genuine and as the document it purports to be, any written instruction, letter, notice or other document furnished to it in accordance with this Escrow Agreement by the Seller and the Purchaser, provided that each such document bearing the signature of any authorized representative shall have the original signature of each such authorized representative, or any lawyer or other expert in whatever format and by whatever means, including electronic, in each case reasonably believed by the Escrow Agent to be genuine and to have been signed and presented by the proper person or persons.

6.3.6   For the avoidance of doubt:

(a)   save as specifically provided for in this Escrow Agreement, the Escrow Agent shall act only on the instructions of the Seller and the Purchaser acting jointly or solely; and

(b)   the Escrow Agent shall not act on the instructions of any other person.

6.3.7   If the Escrow Agent is uncertain as to what action it should take in any circumstances, it shall be entitled to seek and rely upon, and shall be protected in acting in good faith upon, the written advice or opinion of any partner at a law firm of international repute having at least 10 (ten) years experience in the relevant field, and shall not be responsible or liable for any liability occasioned by so acting (or for any delay or inaction pending the obtaining of such advice or opinion in good faith), provided that the Escrow Agent shall only be entitled to act upon such written advice or opinion after the elapse of 5 (five) Business Days from the delivery by the Escrow Agent to the Seller and the Purchaser of a notice

setting out the action to be taken and attaching the relevant written advice or opinion.

7   FEES; COSTS

7.1   Fees

7.1.1   The set up fee for arranging this Escrow Agreement shall be EUR 2.500 (two thousand five hundred euro) and shall be due and payable by the Purchaser upon receipt of an invoice from the Escrow Agent.

7.1.2   The fee per release of the Escrow Balance (or any part thereof) (each, a "**Release Fee**"), shall be EUR 250 (two hundred and fifty euro) and shall be due and payable by such Party which is beneficiary of a release. Each Release Fee shall be paid by means of withholding the applicable amount from the Escrow Balance released by the Escrow Agent.

7.1.3   All fees set out in Clauses 7.1.1 and 7.1.2 are excluding VAT.

7.2   Costs

Unless this Agreement provides otherwise, all costs which a Party has incurred or must incur in preparing, concluding or performing this Agreement are for its own account.

The Parties shall severally indemnify and hold harmless the Escrow Agent for any reasonable out-of-pocket costs it may incur as a result of the Escrow Agent seeking legal advice pursuant to and in conformity with the provisions of Clause 6.3.

8   BINDING EFFECT AND COMPLETENESS; AMENDMENT

8.1   Valid execution

This Agreement shall not have any legal effect until each Party has validly executed this Agreement.

8.2   Partial invalidity

If part of this Agreement is or becomes invalid or non-binding, the Parties shall remain bound to the remaining part. The Parties shall replace the invalid or non-binding part by provisions which are valid and binding and the effect of which, given the contents and purpose of this Agreement, is, to the greatest extent possible, similar to that of the invalid or non-binding part.

8.3   No rescission

This Agreement may not be rescinded in whole or in part. The mistaken Party shall bear the risk of any mistake made in creating this Agreement.

8.4   Entire Agreement

This Agreement contains the entire agreement of the Parties in relation to its subject matter.

8.5   Amendments

This Agreement may only be amended or supplemented in writing.

9 DISCLOSURE

The Parties shall not disclose this Agreement or any confidential information in whatever form (including oral, written, visual or electronic form and excluding any information that is or becomes publicly available other than by breach of this Clause 9) obtained by any such Party in connection with this Agreement to any third party, except where disclosure is required pursuant to any statutory provision, the rules of any officially recognised exchange, the 2000 Merger Code (*SER-besluit Fusiegedragsregels 2000*) or a binding decision of a court or another government authority, provided that the Escrow Agent may disclose this Agreement (i) upon request by the AFM and/or the DNB Dutch regulatory authorities pursuant to regulations applicable to the Escrow Agent and/or (ii) upon request by the Escrow Agent's external auditors who are subject to a confidentiality obligation with respect to this Agreement in connection with an audit of the Escrow Agent.

10 ASSIGNMENT OF RIGHTS AND OBLIGATIONS

10.1 Assignment

The Parties may not assign to or procure the assumption of, as the case may be, rights and obligations under this Agreement by a third party.

10.2 Assignment by Purchaser

Notwithstanding Clause 10.1, if the Purchaser or a successive person who is entitled to payments from the Escrow Balance assigns its right to payment for any Seller's Breach in whole or in part, it shall, in relation to the assigned part, be substituted by the assignee as the person entitled to those payments. The substitution shall take effect as soon as the assignor has given written notice of the assignment to the Escrow Agent.

11 NOTICES; PLACE OF RESIDENCE

Notices, requests and other statements in connection with this Agreement shall be (i) written in the English language, (ii) delivered by hand or courier and copy per email or facsimile to the recipient's address as set forth below or to such other address as a Party may notify to the other Parties from time to time and (iii) shall be given:

if to the Seller, to:

name: mBalance Holding B.V.

address: Hallstein-Nes 15, 1862 AS Bergen (Noord-Holland), the Netherlands

country: The Netherlands

for the attention of: J.M. van Ouwerkerk

telefax: +31 72 5817054

email: marien.van.ouwerkerk.@mvoconsulting.com

if to the Purchaser, to:

name: Tekelec International, SPRL

address: Avenue Louise 149, BTE 24, 1050 Bruxelles

country: Belgium

for the attention of: Steward Kupinsky

telefax: 001 (919) 461 6845

email: stuart.kupinsky@tekelec.com

if to the Escrow Agent, to

name: Fortis Escrow (Fortis Bank (Nederland) N.V.)

address: Weena 200, Tower A (9th floor), 3012 NJ Rotterdam, P.O. Box 1898, 3000BW Rotterdam

country: The Netherlands

for the attention of: the Operations Director

telefax: +31 10 4016225

email: operations@fortis-escrow.com

12 GOVERNING LAW; SUBMISSION TO JURISDICTION

12.1 Governing law

This Agreement shall be governed exclusively by Dutch law.

12.2 Domicile Purchaser

For the purpose of this Agreement, including for the serving of litigation and arbitration documents such as a writ of summons, a statement of claim, a legal judgment or arbitration award, the Purchaser elect to have its domicile at the following address of mBalance Group B.V.:

mBalance Group B.V.

Paasheuvelweg 22b

1105 BJ Amsterdam Zuidoost

The Netherlands

Fax: 001 (919) 461 6845

Email: stuart.kupinsky@tekelec.com

Attention: Stuart Kupinsky

12.3 Jurisdiction

The Parties irrevocably agree that all disputes which may arise out of or in connection with this Agreement and the documents to be entered into pursuant to it, including disputes concerning the existence and validity thereof shall be referred to arbitration in accordance with the Arbitration Rules of the Netherlands Arbitration Institute (*Nederlands Arbitrage Instituut, NAI*). The arbitral tribunal shall be composed of 3 (three) (arbitrators and shall make its decision in accordance with the rules of law (*regelen des rechts*). The place of arbitration shall be Amsterdam, the Netherlands. The arbitral proceeding shall be conducted in the English language.

AGREED AND SIGNED BY:

on _____ for and on behalf of the Seller:

mBalance Holding B.V.

_____
Name:
Title:

on _____ for and on behalf of the Purchaser:

Tekelec International, SPRL

_____
Name:
Title:

on _____ for and on behalf of the Escrow Agent:

Fortis Bank (Nederland) N.V.

_____   _____
Name: Name:
Title: Title:

Schedule 1 Escrow Account details

Account in name of: FORTIS ESCROW RE BALTEK-001

Account number: 024.92.32.863

IBAN number: NL90 FTSB 024 92 32 863

Bank: Fortis Bank (Nederland) N.V.

Bank address: Blaak 555, Rotterdam, the Netherlands

SWIFT address: FTSBNL2R

Schedule 2 Address and Account Details

Purchaser	Company name	Tekelec International SPRL
	Address	Avenue Louise 149/24
	Postal Code and City	1050 Brussels
	Country	Belgium
	VAT no.	0895.768.175
	Duly represented by	Stuart H. Kupinsky
	Contact person	Guillaume Ducousso
	Telephone / Fax	+32 2 761 2402 +32 2 763 3585
	E-mail	Guillaume.ducousso@tekelec.com
	Account in name of	Tekelec International SPRL
	Account number	9490 0685 9872
	IBAN number	BE38 9490 0685 9872
	Bank	HSBC Belgium
	Bank address	Avenue de Tervueren, 270 bet 4, Brussels Belgium 1150
	Swift address	[=]
Seller	Company name	mBalance Holding B.V.
	Address	[=]
		[=]
	Postal Code and City	[=] [=]
	Country	[=]
	VAT no.	[=]
	Duly represented by	[=]
	Contact person	[=]
	Telephone/ Fax	[=] [=]
	E-mail	[=]
	Account in name of	[=]
	Account number	[=]
	IBAN number	[=]
	Bank	[=]
	Bank address	[=]
	Swift address	[=]

Schedule 3 Form of Joint Notice

Joint Notice

To:
Fortis Escrow (Fortis Bank (Netherlands)) N.V., Attn. the Operations Director

From:
[Seller and Purchaser]

Date: [=]
Re: BALTEK - 001

On [=] 2008, Fortis Escrow, the Seller and the Purchaser have entered into an escrow agreement (the "**Escrow Agreement**"). Unless otherwise defined therein, the terms shall have the meaning ascribed to them in the Escrow Agreement.

In compliance with Clause 5 of the Escrow Agreement, the undersigned notify the Escrow Agent to proceed to the release of all or part of the Escrow Balance as follows:

Amount
In writing
Beneficiary
Address Beneficiary

Bank
Iban / Acc. No.
SWIFT-code
Address Bank

For and on behalf of the Seller   **For and on behalf of the Purchaser**

_____   _____
By: By:
Date: Date:

Schedule 4   Form of Request for Payment Notice

Request for Payment Notice

To:
Fortis Escrow (Fortis Bank (Netherlands)) N.V., Attn. the Operations Director

From:
[the Purchaser]

Date: [=]
Re: BALTEK - 001

On [=] 2008, Fortis Escrow, the Seller and the Purchaser have entered into an escrow agreement (the "**Escrow Agreement**"). Unless otherwise defined therein, the terms shall have the meaning ascribed to them in the Escrow Agreement.

In compliance with Clause 5.2 of the Escrow Agreement, the undersigned notifies the Escrow Agent that it has issued a claim as contemplated by the Escrow Agreement and that the Escrow Agent is herewith instructed NOT to release the amount as specified hereunder.

Amount
In writing

For and on behalf of the Purchaser

_____
By:
Date:

Schedule 5   Form of Working Capital Adjustment Notice

Working Capital Adjustment Notice

To:
Fortis Escrow (Fortis Bank (Netherlands)) N.V., Attn. the Operations Director

From:
[Seller and Purchaser]

Date: [=]
Re: BALTEK - 001

On [=] 2008, Fortis Escrow, the Seller and the Purchaser have entered into an escrow agreement (the "**Escrow Agreement**"). Unless otherwise defined therein, the terms shall have the meaning ascribed to them in the Escrow Agreement.

In compliance with Clause 5.3 of the Escrow Agreement, the undersigned notify the Escrow Agent to proceed to the release of all or part of the Escrow Balance as follows:

Amount
In writing
Beneficiary
Address Beneficiary

Bank
Iban / Acc. No.
SWIFT-code
Address Bank

For and on behalf of the Seller   **For and on behalf of the Purchaser**

_____   _____

By: By:
Date: Date:

Schedule 4   Earn-out mechanism

1   **Definitions**

In this Schedule 4:

"**2009 Earn-Out Amount**" means the amount due and payable to the Seller pursuant to Paragraph 2 of this Schedule 4 in respect of the 2009 Earn-Out Period;

"**2009 Earn-Out Period**" means the period from the Closing Date to 31 December 2009;

"**2010 Earn-Out Amount**" means the amount due and payable to the Seller pursuant to Paragraph 2 of this Schedule 4 in respect of the 2010 Earn-Out Period;

"**2010 Earn-Out Period**" means the period from 1 January 2010 to 31 December 2010;

"**Change of Control**" means, with respect to the Purchaser, a transfer or a series of transfers resulting in a third party that is not an Affiliate of the Purchaser directly or indirectly holding 50% (fifty per cent) or more of (a) the total issued share capital of the Purchaser, (b) the total voting rights at any shareholders' meeting of the Purchaser and/or (c) the total assets currently held by the Purchaser;

"**Earn-Out Amounts**" means the 2009 Earn-Out Amount and the 2010 Earn-Out Amount and "**Earn-Out Amount**" means either one of them or the relevant one of them, as the context requires;

"**Earn-Out Periods**" means the 2009 Earn-Out Period and the 2010 Earn-Out Period and "**Earn-Out Period**" means either one of them or the relevant one of them, as the context requires;

"**Final Earn-Out Statement**" has the meaning set forth in Paragraph 5.2 of this Schedule 4;

"**Maximum Threshold**" means:

(a)   in respect of the 2009 Earn-Out Period, **[***]**; and

(b)   in respect of the 2010 Earn-Out Period, **[***]**, as may be adjusted in accordance with Paragraph 3.2 of this Schedule 4;

"**Minimum Threshold**" means:

(a)   in respect of the 2009 Earn-Out Period, **[***]**; and

(b)   in respect of the 2010 Earn-Out Period, **[***]**;

"**Purchase Order Amounts**" means, in respect of any period of time, the aggregate amount of all valid purchase orders for SMS Solutions during such period, net of all discounts and adjustments for (i) cancellations related to previous orders that are received during such period, (ii) penalties incurred related to such purchase orders and (iii) other customary sales concessions;

"**Seller's Earn-Out Objection**" has the meaning set forth in Paragraph 6.1 of this

Schedule 4; and

"**SMS Solutions**" means the products and services of the Company currently marketed under the trade names "TekMedia" and "TextPass" and the natural outgrowth of such products and services, including (i) products containing a substantial portion of the software obtained in the Transaction, including subsequent versions that may include improvements, enhanced functionality and new features, and (ii) all relevant software, hardware, services and related maintenance required to deliver, install, deploy, maintain and support SMS Solutions.

2 Earn-Out Amounts

2.1 Subject to Clause 3.5, the Purchaser shall pay to the Seller, in accordance with this Schedule 4, EUR 0.3684 for each EUR 1.00 in excess of the applicable Minimum Threshold, but in no case in excess of the applicable Maximum Threshold, of all Purchase Order Amounts recorded by the Purchaser's Group during each Earn-Out Period.

2.2 The 2009 Earn-Out Amount shall in no case exceed EUR 7,000,000 (seven million euro) and the aggregate of the 2009 Earn-Out Amount and the 2010 Earn-Out Amount shall in no case exceed EUR 14,000,000 (fourteen million euro).

3 Adjustments

3.1 No adjustments due to failure to attain the Minimum Threshold for 2009

No adjustment shall be made to the Maximum Threshold or the Minimum Threshold for the 2010 Earn-Out Period or the Earn-Out Amounts if the Purchaser's Group fails to record Purchase Order Amounts in excess of the Minimum Threshold for the 2009 Earn-Out Period.

3.2 Adjustments due to failure to attain the Maximum Threshold for 2009

If the Purchaser's Group records Purchase Order Amounts in excess of the Minimum Threshold for the 2009 Earn-Out Period and the 2009 Earn-Out Amount is less than EUR 5,000,000 (five million euro), then the Maximum Threshold for the 2010 Earn-Out Period shall be adjusted by adding an amount equal to the result obtained by dividing (i) EUR 5,000,000 (five million euro) minus the 2009 Earn-Out Amount by (ii) 0.3684.

3.3 Adjustments due to exceeding the Maximum Threshold for 2009

If the Purchaser's Group records Purchase Order Amounts in excess of the Maximum Threshold for the 2009 Earn-Out Period, then, for the purposes of determining the 2010 Earn-Out Amount, the Purchaser's Group shall be deemed to have recorded Purchase Order Amounts in the amount of such excess for the 2010 Earn-Out Period.

3.4 **No adjustments for 2010**

No adjustment shall be made to the Earn-Out Amounts if the Purchaser's Group fails to attain the Minimum Threshold or Maximum Threshold for the 2010 Earn-Out Period.

4 **Dispute with respect to combined purchases**

4.1 If SMS Solutions are sold in conjunction with other non-SMS Solutions and the Seller deems the effective discount rate applied to the SMS Solution to be excessive or the purchase order value allocation disproportionate, then the Seller and the Purchaser shall attempt in good faith to resolve such dispute. If the Seller and the Purchaser are unable to resolve any such dispute within thirty (30) Business Days, the dispute shall be promptly referred for determination to the Reporting Accountants in accordance with the terms of Schedule 6.

5 **Earn-Out Statements**

5.1 The Purchaser shall deliver an earn-out statement to the Seller in respect of, and within thirty (30) Business Days following, (i) the period from the Closing Date to 31 March 2009, and (ii) each fiscal quarter of the Purchaser thereafter until the end of the 2010 Earn-Out Period.

5.2 The Purchaser shall deliver to the Seller a final earn-out statement (each, a "**Final Earn-Out Statement**") for each of the Earn-Out Periods no later than sixty (60) Business Days following the end of the Purchaser's fiscal year.

5.3 The Purchaser agrees that SMS Solutions shall be coded in the Purchaser's order tracking system so as to be discernable from other non-SMS Solutions sold by the Purchaser.

6 **Agree or disagree**

6.1 Each Final Earn-Out Statement shall become final and binding upon the Parties unless the Seller delivers to the Purchaser, within thirty (30) Business Days after its receipt of such Final Earn-Out Statement from the Purchaser, written notice of disagreement specifying in reasonable detail the nature and extent of the disagreement (the "**Seller's Earn-Out Objection**"). The scope of the Seller's Earn-Out Objection with the Final Earn-Out Statement shall be solely and exclusively determined by the written notice given within the above mentioned thirty (30) Business Day period.

6.2 In the event that the Seller delivers a Seller's Earn-Out Objection to the Purchaser within such thirty (30) Business Day period, the Seller and the Purchaser shall attempt in good faith to resolve any such objections within thirty (30) Business Days after the receipt by the Purchaser of the Seller's Earn-Out Objection. If the Seller and the Purchaser are unable to resolve any disagreement with respect to such Final Earn-Out Statement within such thirty (30) Business Day period, the dispute shall be promptly referred for final determination to the Reporting Accountants in accordance with the terms of Schedule 6.

6.3 The Final Earn-out Statement will be deemed to be final and binding on the Parties upon:

(a) the Seller's failure to deliver to the Purchaser a notice of disagreement within thirty

(30) Business Days after its receipt of the Final Earn-out Statement;

(b) resolution of any disagreement by mutual agreement of the Seller and the Purchaser after a timely notice of disagreement has been delivered to the Purchaser;

(c) notification by the Reporting Accountants of their final determination of the items of disagreement submitted to them; or

(d) acceptance by the Seller of the Final Earn-out Statement as submitted by the Purchaser.

7 Settlement and payment

The Purchaser shall pay the amount of each Earn-Out Amount in accordance with the Final Earn-Out Statement no later than the fifth (5th) Business Day after the Final Earn-Out Statement has been finally agreed upon or finally determined in accordance with Paragraph 6 of this Schedule 4.

8 Denomination of purchase orders

Purchase Order Amounts denominated in currencies other than in euro will be translated into euro at the prevailing spot exchange rate on the date the relevant Purchase Order Amount is recorded by the Purchaser.

9 Change in ownership events

9.1 Change of Control

If a Change of Control occurs during the Earn-Out Periods, together with a concurrent or subsequent determination by the acquiror to not pursue an SMS messaging market and discontinue or phase out the sale of SMS Solutions, then all earnable Earn-Out Amounts will immediately become due and payable within ninety (90) days of the determination to exit the SMS messaging business, it being understood that if such Change of Control occurs during the 2010 Earn-Out Period, such earnable amounts shall, with respect to the 2009 Earn-Out Amount, only include such part of the 2009 Earn-Out Amount that (i) has become actually due and payable in accordance with Paragraph 2 of this Schedule 4 and (ii) may be earned during the 2010 Earn-Out Period pursuant to Paragraph 3.2 of this Schedule 4.

9.2 Sale of the controlling interest in the SMS Solution Division

If the Purchaser sells 51% (fifty-one percent) or more of the equity interest in the SMS Solution Division of the Purchaser during the Earn-Out Periods, together with a concurrent or subsequent determination to not pursue an SMS messaging market opportunity and discontinue or phase out the sale of SMS Solutions, then all earnable Earn-Out Amounts will immediately become due and payable within ninety (90) days of the determination to exit the SMS messaging business, it being understood that if such Change of Control occurs during the 2010 Earn-Out Period, such earnable amounts shall, with respect to the 2009 Earn-Out Amount, only include such part of the 2009 Earn-Out Amount that (i) has become actually due and payable in accordance with Paragraph 2 of this Schedule 4 and

(ii) may be earned during the 2010 Earn-Out Period pursuant to Paragraph 3.2 of this Schedule 4.

9.3   Sale of the SMS Solutions intellectual property

If the Purchaser sells or licenses the source code of the SMS Solutions to a third-party during an Earn-Out Period, then the net proceeds of such sale or license will be deemed to be Purchase Order Amounts recorded in such Earn-Out Period.

Schedule 5   Line items of the Working Capital Statement

(Clause 5.1)

Working capital as of [●].

Amounts in euro.

Description	Code	Amount
Current Assets:		
Cash		
Inventories		
Trade Receivables		
Other Receivables		
Prepayments		
Deferred Tax Assets		
Total Current Assets		
Current liabilities:		
Accounts Payable		
Bonus Accrual		
Deferred Revenue		
Holiday Accrual		
Audit Accrual		
Deferred Rent		
Other Liabilities		
Total Current Liabilities		
Working Capital		

Schedule 6   Reporting accountants

1   Reporting Accountants

1.1   The Reporting Accountants shall be engaged jointly by the Seller and the Purchaser on the terms set out in this Paragraph 1 and otherwise on such terms as shall be agreed, provided that neither the Seller nor the Purchaser shall unreasonably refuse their agreement to terms proposed by the Reporting Accountants or by the Purchaser or the Seller, as the case may be. If the terms of engagement of the Reporting Accountants have not been settled within forty-five (45) Business Days of their identity having been determined (or such longer period as the Seller and the Purchaser may agree) then, unless the Seller or the Purchaser unreasonably refuse agreement to those terms, those accountants shall be deemed never to have become the Reporting Accountants and new Reporting Accountants shall be selected in accordance with the provisions of this Agreement.

1.2   Except to the extent that the Seller and the Purchaser mutually agree otherwise, the Reporting Accountants shall determine their own procedure and shall make their determination as soon as reasonably practicable and, with respect to the determination pursuant to Clause 5.3.3(c), the Reporting Accountants:

(a)   apart from procedural matters and as otherwise set out in this Agreement, shall determine only whether any of the arguments for an alteration to the draft Working Capital Statement put forward in the notice referred to in Clause 5.3 is correct with respect to the application of the agreed accounting principles referred to in Clause 5.2 in whole or in part; and if so, what alterations should be made to Working Capital Statement in order to correct the relevant inaccuracy in it;

(b)   shall apply the principles set out in Clause 5.2.

1.3   The procedures of the Reporting Accountants shall:

(a)   give the Seller and the Purchaser a reasonable opportunity to make written representations to them;

(b)   require that each of the Seller and the Purchaser supply the other with a copy of any written representations at the same time as they are made to the Reporting Accountants; and

(c)   permit each Party to be present while oral submissions are being made to the Reporting Accountants.

1.4   For the avoidance of doubt, the Reporting Accountants shall not be entitled to determine the scope of their own jurisdiction.

1.5   The determination of the Reporting Accountants shall:

(a)   be made in writing and made available for collection by the Seller and the Purchaser at the offices of the Reporting Accountants or by mail at such time as they shall determine; and

      (b)   unless otherwise agreed by the Seller and the Purchaser, include reasons for each relevant determination.

1.6   The Reporting Accountants shall act as experts and not as arbitrators and their determination of any matter falling within their jurisdiction shall be final and binding (*bindend advies*) on the Seller and the Purchaser, save in the event of manifest error (when the relevant part of their determination shall be void and the matter shall be remitted to the Reporting Accountants for correction). In particular, without limitation, their determination shall be deemed to be incorporated into the draft statements.

1.7   The expenses (including VAT) of the Reporting Accountants shall be borne as they shall direct at the time they make any determination or, failing such direction equally between the Purchaser, on the one hand, and the Seller, on the other hand.

1.8   The Seller and the Purchaser shall co-operate with the Reporting Accountants and comply with their reasonable requests made in connection with the carrying out of their duties under this Agreement. In particular, without limitation, the Purchaser shall keep up-to-date all books and records relating to the Group, subject to reasonable notice and confidentiality arrangements, and shall make available to one another's accountants and other Representatives and the Reporting Accountants all books and records relating to the Group during normal office hours during the period from the appointment of the Reporting Accountants down to the making of the relevant determination.

1.9   Each Party shall, and shall procure that its accountants and the other advisers and the Reporting Accountants shall, keep all information and documents provided to them pursuant to this Schedule 6 confidential and shall not use the same for any purpose, except for disclosure or use in connection with the preparation of the draft Working Capital Statement proceedings of the Reporting Accountants, the proceedings referred to in Paragraphs 4 and 6.2 of Schedule 4 or another matter arising out of this Agreement, or in defending any claim or argument or alleged claim or argument relating to this Agreement or its subject matter.

Schedule 7   Tax Indemnity

(Clause 7)

1   Definitions

In this Schedule 7:

"**Purchaser's Relief**" means any Relief arising to any member of the Group to the extent that it either arises in respect of an event occurring (or deemed to occur), or period commencing, after the Closing Date or was included in the Accounts or the Working Capital Statement as an asset;

"**Relief**" means, unless the context otherwise requires, any allowance (including amortisation or depreciation), credit, deduction, exemption or set-off in respect of any Tax or relevant to the computation of any income, profits or gains for the purposes of any Tax, or any right to repayment of or saving of Tax and any reference to the use or set-off of Relief shall be construed accordingly;

"**Tax Liability**" means:

- *(a)*   a liability of any member of the Group to make or suffer an actual or increased payment of or in respect of Tax; and

- *(b)*   the use or set-off of any Purchaser's Relief in circumstances where, but for such use or set-off, the relevant member of the Group would have had an actual liability to Tax (the amount of the Tax Liability for these purposes being deemed to be equal to the amount of the actual liability to Tax that is saved by the use or set off of the Purchaser's Relief); and

- *(c)*   the loss of any Purchaser's Relief that was included in the Accounts or the Working Capital Statement as an asset;

"**Tax Return**" means any return, declaration, report or information return relating to Taxes, including any schedule or attachments thereto, and including any amendment thereof.

2   General tax indemnity

2.1   The Seller shall indemnify the Purchaser against:

- *(a)*   any Tax Liability, which arises with respect to the period that ends on or prior to the Closing;

- *(b)*   any Tax Liability, which arises with respect to the period that ends on or prior to the Closing Date and which is primarily the liability of another company, for which the relevant member of the Group is liable as a result of such other company failing to discharge such Tax Liability including, but not limited to, any liability pursuant to sections 34 and 35 of the Tax Collection Act 1990 (*Invorderingswet 1990*);

- *(c)*   any Tax Liability, which is primarily the liability of the Seller or an Affiliate of the Seller (excluding any member of the Group), for which the relevant member of the Group is liable pursuant to section 43 of the Tax Collection Act 1990 (*Invorderingswet 1990*);

(d) any obligation pursuant to any agreement in respect of Taxes, which agreement has been entered into by a member of the Group on or prior to the Closing Date (excluding any such obligation owed to another member of the Group) including, but not limited to, tax sharing and tax indemnity arrangements.

2.2 Any payment made pursuant to this Paragraph 2 shall be made by way of adjustment of the Purchase Price.

3 Due date for payment

The due date for payment under Paragraph 2 of this Schedule 7 shall be the date falling ten (10) Business Days prior to:

(a) the latest date for payment of the relevant Taxes in order to avoid interest and penalties arising in respect thereof (ignoring for this purpose any application to postpone payment of, appeal against, or amendment of any assessment or other notification of that Taxes); or

(b) if a claim relates to the use or set off of any Relief: the earliest possible date on which the Taxes would have been due (ignoring for this purpose any application to postpone payment of, appeal against, or amendment of any assessment or other notification of that Taxes), but for the use or setting off of the Relief concerned;

provided that such date is five (5) Business Days after the date of any claim in respect thereof made under Paragraph 2 of this Schedule 7 by the Purchaser against the Seller.

4 Tax benefits

The indemnification payment obligation of the Seller pursuant to Paragraph 2.1 of this Schedule 7 shall be reduced by (i) any Tax refund actually enjoyed by the Group or (ii) any reduction of Tax actually owing by the Group over the period ending on or prior to the Closing Date, to the extent that the Tax refund or reduction of Tax is directly connected with the facts on which the Purchaser's claim pursuant to Paragraph 2.1 of this Schedule 7 is based.

5 Preparation of Tax Returns

5.1 The Seller shall, at its own cost, prepare (or procure the preparation of) and duly and properly file or procure to be filed with each relevant Tax Authority, (i) all Tax Returns in respect of the Group to the extent that these are required to be filed on or prior to the Closing Date and (ii) all VAT Tax Returns in respect of the members of the Group for periods during which the members of the Group formed part of a fiscal unity (*fiscale eenheid*) for VAT purposes with the Seller. With respect to VAT Tax Returns of such fiscal unity, the Seller shall send to the Purchaser the relevant parts hereof relating specifically to the Group at least 10 (ten) Business Days prior to the due date of filing and shall accept all reasonable comments of Purchaser.

5.2 The Purchaser shall, at its own cost, prepare (or procure the preparation of) and duly and properly file or procure to be filed with each relevant Tax Authority, all Tax Returns in

respect of the Group not covered by Paragraph 5.1 of this <u>Schedule 7</u>. To the extent that any such Tax Return relates to a period that starts prior to, and ends after, the Closing Date, the Seller shall have the right to review such Tax Return at least ten (10) Business Days prior to the due date for filing thereof and the Purchaser shall accept all reasonable comments of the Seller. The Seller shall provide the Purchaser such information and render the Purchaser such assistance as may reasonably be requested in order to ensure the proper and timely completion and filing of such Tax Returns.

6   Fiscal Unity

6.1   On the first business day after the Closing Date, Seller shall provide Purchaser with a copy of a letter which was sent to the Dutch Tax Authority informing it that as per the Closing Date the Company and certain other members of the Group no longer form part of a fiscal unity (*fiscale eenheid*) for Dutch VAT purposes with Seller.

6.2   The Seller shall cancel any existing authority held by any employee or agent of or adviser to the Seller to sign Tax Returns on behalf of any member of the Group with effect from the Closing Date.

6.3   The Seller shall procure that all Tax sharing arrangements between (i) the Seller's Group (excluding the Group) and (ii) any member of the Group shall be terminated and settled on or prior to the Closing Date.

7   Conduct of tax audits

7.1   The Purchaser shall promptly notify the Seller, or as the case may be, the Seller shall promptly notify the Purchaser, in writing and within 10 (ten) Business Days upon receipt of a notice after the Closing Date, of any pending audit investigation, assessment or other material proceedings with respect to Tax matters of the Group for any period or portion thereof ending at or prior to the Closing Date.

7.2   The Seller shall control the conduct of any such audits or other proceedings relating to VAT matters of a member of the Group if and to the extent they relate to periods during which the relevant member of the Group formed part of a fiscal unity (*fiscale eenheid*) for VAT purposes with the Seller. The Seller shall consult the Purchaser, acting reasonably, and shall take into account any comments of the Purchaser, if and to the extent any such audit or other proceeding could possibly result in adverse Tax consequences for the Purchaser or the Purchaser's Group.

7.3   The Purchaser shall control the conduct of any audits or other proceedings relating to Tax matters of the Group not covered by Paragraph 7.1 of this <u>Schedule 7</u>. The Purchaser shall consult the Seller, acting reasonably, and shall take into account any comments of the Seller, if and to the extent any such audit or other proceeding could possibly result in adverse Tax consequences for the Seller.

7.4   The Seller and the Purchaser shall provide each other such information and render such assistance as may reasonably be requested in order to ensure the proper and adequate defence of any such audit or other proceeding as mentioned in this <u>Schedule 7</u>.

8 **Governing procedure for Tax claims**

This <u>Schedule 7</u> governs the procedure for all Tax Liability claims and, in case of a conflict between this schedule and the remainder of the Agreement, this schedule takes precedence. Notwithstanding the foregoing, the limitations set out in Clause 10.1.2, 10.4, 10.5.1 and 10.7 of this Agreement with respect to any claim by the Purchaser under this Agreement shall *mutatis mutandis* apply with respect to the indemnification provided in Paragraph 2.1 of this <u>Schedule 7</u>.

Schedule 8   Seller's Warranties

(Clause 9.1)

1   Incorporation, authority, corporate action

1.1   Incorporation

The Seller and each of the Seller Shareholders validly exists and is a company duly incorporated under the laws of the Netherlands.

1.2   Authority

The Seller and each of the Seller Shareholders has the full power and authority to enter into and perform this Agreement and any other documents to be executed by the Seller, the Seller Shareholders and/or the Individual Shareholders, as the case may be, pursuant to or in connection with this Agreement, which, when executed, will constitute valid and binding obligations on the Seller, the Seller Shareholders and/or the Individual Shareholders, as the case may be, in accordance with their respective terms.

1.3   Corporate action

(a)   The Seller and each of the Seller Shareholders has taken all corporate action required by it to authorise it to perform in accordance with this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement.

(b)   The execution and performance by the Seller and each of the Seller Shareholders of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate any provision of the articles of association or other organizational documents or (ii) violate or result in a breach of or constitute a default under any Law to which the Seller or any of the Seller Shareholders is subject, as the case may be, other than in the case of (ii) only any violation, breach or default which would not materially impair or delay the Seller's or any of the Seller Shareholders, as the case may be, ability to perform its obligations hereunder. Paragraph 1.3(b) of this Schedule 8 shall also apply to the Individual Shareholders except for item (i).

1.4   Approvals from Governmental Authorities

No consent, approval, waiver or authorization is required to be obtained by the Seller or the Seller Shareholders from, and no notice or filing is required to be given by the Seller or the Seller Shareholders to or made by the Seller, STAK or the Seller Shareholders with, any Governmental Authority in connection with (i) the execution and performance by the Seller or the Seller Shareholders of this Agreement or (ii) the consummation of any of the transactions provided for hereby, other than in all cases where the failure to obtain or make such consent, approval, waiver or authorization, or to give or make such notice of filing would not, individually or in the aggregate, be reasonably expected to materially impair or delay the Seller's or the Seller Shareholders', as the case may be, ability to perform its obligations hereunder.

2   Corporate information

2.1   The Shares and the Group Companies

    (a)   The Seller is the sole legal and beneficial owner of the Shares.

    (b)   The Shares comprise all of the issued share capital of the Company and have been properly and validly issued and are each fully paid up.

    (c)   The Seller Shareholders and STAK are the sole legal and beneficial owners of all the issued share capital in the Seller.

    (d)   The Company is, directly or indirectly, the sole legal and beneficial owner of all the issued share capital in each Company Subsidiary in Paragraph 1 of <u>Schedule 2</u>, which shares have been properly and validly issued and are each fully paid up.

    (e)   No person has the right, or has claimed to have the right, (whether exercisable now or in the future and whether contingent or not) to call for the conversion, issue, registration, sale or transfer, amortisation or repayment of any share capital or any other security giving rise to a right over, or an interest in, the capital of any Group Company under any option, agreement or other arrangement (including conversion rights and rights of pre-emption).

    (f)   There are no Encumbrances on any of the shares of the Group Companies.

2.2   Organisation, qualification and corporate power

    (a)   Each Group Company validly exists and is a legal entity duly incorporated or organised, as the case may be, under the Law of its jurisdiction of incorporation or organisation, as the case may be.

    (b)   No Group Company is insolvent under the Law of its jurisdiction of incorporation or unable to pay its debts as they fall due.

    (c)   There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or other insolvency proceedings concerning any Group Company and, so far as the Seller is aware, no events have occurred which, under any Law, would justify such proceedings.

    (d)   No steps have been taken to enforce any security or security right over any assets of any Group Company and no event has occurred to give the right to enforce such security.

2.3   Constitutional documents, corporate registers and minute books

    (a)   The constitutional documents of the Group Companies are made available in the Data Room and there have not been and are not any breaches by any Group Company of its constitutional documents.

    (b)   There are no resolutions by any of the Group Companies which are adopted but no decision, agreement, covenant or other legal act contemplated by such resolutions has not been executed or performed as of the date hereof.

    (c)   The registers and/or books required to be maintained by each Group Company

under the Law of the jurisdiction of its incorporation:

(i)   are up-to-date;

(ii)   have been maintained in accordance with such Law;

(iii)   contain proper records of all matters required to be dealt with in such books and records, in each case in all material respects; and

(iv)   all such registers and books have been disclosed in the Data Room.

(d)   All such registers and books are in the possession, or under the control, of the relevant Group Company.

(e)   All material filings, publications, registrations and other formalities required by Law to be delivered or made by the Group Companies to company registries in each relevant jurisdiction have been delivered or made on a timely basis.

2.4 Shareholdings

None of the Group Companies holds any, direct or indirect, shareholding or other interest in any person, other than in a Company Subsidiary, existing in Law or in fact whatsoever, or in any corporate or other entity and does not hold, and has never been the holder of, any interest in an entity the partners or members of which are liable without limitation.

3 Accounts

3.1 Preparation of the Accounts

The Accounts have been prepared in accordance with Dutch GAAP consistently applied and the applicable Laws. On that basis, the Accounts give a true and accurate view of the state of affairs, the assets and liabilities, and the profits and losses of the Group for the year ended on the Accounts Date.

3.2 Preparation of Interim Accounts

The Interim Accounts have been prepared from the accounting records relevant to the Group with due care and attention in accordance with Dutch GAAP consistently applied, and, to the Seller's best knowledge, include all adjustments necessary to properly present the state of affairs, the assets and liabilities, and the profits and losses of the Group as at 31 October 2008.

3.3 Consistency

(a)   The Accounts have been prepared on a basis consistent with that adopted in preparing the accounts of the Group for the previous accounting period.

(b)   The Interim Accounts have been prepared on a basis consistent with the Accounts.

4 Indebtedness

None of the Group Companies has any outstanding indebtedness as at the date hereof other than any items to be included in calculating the Working Capital. This Paragraph 4 of this <u>Schedule 8</u> shall not be limited by any matters disclosed in the Disclosure Letter or

the Data Room or any other information such in accordance with Clause 9.2.2.

5 Accounts receivable

5.1 List of all Accounts Receivable

Annex 5.1 to the Disclosure Letter sets forth complete, true and accurate lists of (i) the accounts receivable of the Group, whether or not billed (as specified in such list), as of 31 October 2008 (the "**Accounts Receivable**") and (ii) the aging of the accounts receivable of the Group as of 31 October 2008, including provisions for doubtful accounts as of 31 October 2008.

5.2 Validity of Accounts Receivable

All Accounts Receivable represent valid obligations arising from sales actually made or services actually performed or provided in the ordinary course of business of the Group and the validity of such obligations is not disputed or otherwise contested.

5.3 No limitations

So far as the Seller is aware, no Account Receivable is subject to any claim of return, reduction, refund, set-off, counterclaim or similar claim and no facts or circumstances (whether asserted or unasserted) could give rise to any such claim, return, reduction, refund, set-off, counterclaim or similar claim.

5.4 Collectability

All Accounts Receivable (other than the **[***]** Receivable) are collectible in full, less an amount not in excess of the provisions for doubtful accounts provided for in the Accounts, in the case of Accounts Receivable reflected in the Accounts, and less provisions for doubtful accounts determined in accordance with the past practices of the Company, in the case of Accounts Receivable arising after 31 October 2008.

5.5 Provisions for doubtful accounts

No provisions for doubtful accounts have been made and no such provisions should have been prepared pursuant to Dutch GAAP consistently applied in accordance with the past practices of the Company.

5.6 Transaction costs

The Group Companies shall not bear or be liable for any costs and expenses in relation to the Transaction including any legal, accountants, brokers, finders and/or investment bank fees or prior commitments in respect thereof.

6 Inventory

6.1 List of Inventory

Annex 6.1 to the Disclosure Letter sets forth a complete, true and accurate list of all inventory (*handelsvoorraad*) of the Group as of 31 October 2008 (the "**Inventory**").

6.2 Quality and quantity

The Inventory consisted of a quality and quantity usable and saleable in the ordinary

course of the Group's business.

6.3   Inventory purchased since 31 October 2008

All inventory purchased since 31 October 2008 consisted of a quality and quantity usable in the ordinary course of business.

7   Deferred revenue

Annex 7 to the Disclosure Letter sets forth a complete, true and accurate list of all deferred or prepaid revenue as of 31 October 2008, including the renewal date of any maintenance, service level or other service agreements or other agreements pursuant to which deferred or prepaid revenue accrue or may accrue.

8   Liabilities

8.1   Existing liabilities

As at the date hereof, none of the Group Companies has any liability, obligation, expense, claim, deficiency, guaranty or endorsement of any type, whether contingent and unmatured to the extent required to be included in the Accounts in accordance with Dutch GAAP consistently applied, accrued, absolute, matured or otherwise, which individually or in the aggregate has not (i) been reflected in the Interim Accounts, or (ii) risen in the ordinary course of business consistent with past practice since 31 October 2008 but in no event in excess of EUR 50,000 (fifty thousand euro).

8.2   Purchase orders and commitments

(a)   Annex 8.2 to the Disclosure Letter sets forth a complete, true and accurate list of each (and divided into accordingly):

(i)   open purchase order placed by any Group Company; and

(ii)   purchase commitment of any Group Company;

in excess of EUR 5,000 (five thousand euro) as at 31 October 2008.

(b)   Since 31 October 2008, no purchase orders have been placed or purchase commitments have been undertaken by any Group Company other than in the ordinary course and consistent with past practice but in no event, individually or in the aggregate, in excess of EUR 50,000 (fifty thousand euro).

8.3   Accounts payable

Annex 8.3 to the Disclosure Letter sets forth a complete, true and accurate list of (i) all accounts payable of the Group Companies as of 31 October 2008 and (ii) the aging of such accounts payable as of 31 October 2008.

9   Bank Accounts

Annex 9 to the Disclosure Letter sets forth a complete, true and accurate list of all checking accounts, savings accounts, savings deposits and other bank accounts and safe deposit boxes maintained by any Group Company as at the date hereof (the "**Bank Accounts**"), including all names of persons authorized to withdraw funds or other

property from, or otherwise deal with or manage, the Bank Accounts.

10   Assets

10.1 Properties

(a)   In respect of each Group Company, <u>Annex 10.1</u> to the Disclosure Letter contains (i) a complete, true and accurate list of all real property (the "**Properties**") leased or in respect of which said Group Company has any other interest at the date hereof and (ii) details of the lessor, lease period, address, (floor) area, monthly rental and purpose, together with a copy of the relevant lease agreement.

(b)   None of the Group Companies owns any real property on or during the twelve (12) months prior to the date hereof.

(c)   No Property is subject to third-party leases or other agreements relating to its occupation or use for the benefit of any person other than a Group Company at the date hereof.

(d)   The occupancy, use and operation of the Properties prior to or on the date hereof complies in all material respect with all Laws and does not violate in any material respect any instrument of record, covenant, condition or agreement affecting such property.

(e)   None of the Property has suffered any material damage by fire or other casualty which has not been repaired and restored in all material respects prior to or on the date hereof.

(f)   There is no right for the lessor to terminate the lease of any Property before the expiry of the contractual term other than as a result of breach of the lease by the lessee.

10.2 Ownership of material tangible assets

(a)   Each of the material tangible assets which are used by the Group Companies other than the Properties and any assets disposed of or realised in the ordinary course of business:

(i)   is legally and beneficially owned by the relevant Group Company, except for assets which are subject to hire-purchase or lease arrangements where the hire-purchase or lease payments do not exceed EUR 10,000 (ten thousand euro) per year;

(ii)   is, where capable of possession, in the possession or under the control of the relevant Group Company; and

(iii) is free from Encumbrances, except for Permitted Encumbrances.

(b)   The material rights and assets owned, leased or otherwise used by the Group as of the Accounts Date comprised all the material rights and assets of the Group on the Accounts Date and such material rights and assets are duly and accurately reflected in the Accounts.

10.3 Plant and machinery and other fixed assets

At the date hereof, the material plant and machinery, vehicles and other equipment owned or used by the Group Companies are in satisfactory working order having regard to their age and use, have been adequately maintained where such maintenance is usually required and are not obsolete.

10.4 Sufficiency of assets

The rights and assets owned, leased or otherwise used by the Group Companies at the date hereof comprise all the rights and assets, including Intellectual Property and Group Software, necessary for the carrying on of the business of the Group.

11 Intellectual Property

11.1 Lists of Group Company Intellectual Property and agreements relating thereto

Annex 11.1 to the Disclosure Letter sets forth complete, true and accurate lists of (and divided into accordingly):

(a) all Group Company Intellectual Property registered and applied for by any Group Company, including those divided into (i) patent applications and registrations, (ii) trademark applications and registrations, and (iii) domain names;

(b) all licenses which any third party has granted to any Group Company with respect to any Group Company Intellectual Property and all agreements relating thereto;

(c) all agreements entered into prior to or on the date hereof, pursuant to which any Group Company Intellectual Property right has been or will be transferred, assigned, licensed to any third party (including the Seller, the Seller Shareholders, STAK, the Individual Shareholders and their respective Affiliates but excluding any Group Company) in the ordinary course of business of the Group consistent with past practice, except for customary customer agreements included in Annex 13.1(a) or Annex 13.1(c) to the Disclosure Letter;

(d) all agreements entered into prior to or on the date hereof, pursuant to which any Group Company Intellectual Property right has been or may be placed in escrow, released from escrow or disclosed to a third party (including the Seller, the Seller Shareholders, STAK, the Individual Shareholders and their respective Affiliates but excluding any Group Company);

(e) all agreements or statements signed by employees or contractors (or employees of such contractors) of the Group prior to or on the date hereof, to protect the Group Company Intellectual Property; and

(f) all employees or contractors (or employees of such contractors) of the Group as at the date hereof and all such persons involved in the development of Group Company Intellectual Property who were employed or contracted (or employees of such contractors) by the Group during the twenty-four (24) months prior to the date hereof, who did not sign agreements or statements for the protection of the Group Company Intellectual Property.

11.2 Valid title; no encumbrances

Except as set forth in Annex 11.1 to the Disclosure Letter, the Group has good, valid and legal title to, and is the sole and exclusive owner of all right, title and interest in and to all Intellectual Property held by the Group and the Material Group Software, free and clear of any Encumbrances.

11.3 No warranties and indemnifications

None of the Group Companies has given to any third party any warranty or indemnification related to the Group Company Intellectual Property, except for customary warranties or indemnities included in customer agreements listed in Annex 13.1(a) to the Disclosure Letter.

11.4 Public software

Except as set forth in Annex 11.4 to the Disclosure Letter, no Intellectual Property of a third party or in the public domain, including open source, public source and freeware, was or is used in, incorporated into or integrated or bundled with, any Group Company Intellectual Property and no Group Company Intellectual Property has been distributed in or used with any public software by any Group Company in a manner that would require such software to be disclosed or distributed in source code form, prior to or on the date hereof.

11.5 Group Software

Annex 11.5 to the Disclosure Letter sets forth a complete, true and accurate list of the Information Technology that comprises software of which Intellectual Property rights are owned by the Group at the date hereof ("**Group Software**"). With regard to all Group Software, the Group has available: (i) the source code, (ii) all updates, versions, patches and/or alterations and (iii) and all technical documentation, relevant and necessary for the maintenance and further development of such Group Software.

11.6 Effect of the Transaction

The consummation of the Transaction will not alter, impair or extinguish any of the Group Company Intellectual Property.

11.7 Intellectual Property not owned by the Group

(a) To the extent that the right or title to any Group Company Intellectual Property is owned by any member of the Seller's Group, the Sellers Shareholders, the Individual Shareholders, STAK or any of their respective Affiliates (but excluding the Group Companies), such Group Company Intellectual Property has been transferred to one or more of the Group Companies prior to or on the date hereof, provided that with respect to moral rights this Paragraph 11.7(a) shall not apply to the extent that such moral rights are not transferable under the applicable Law (including filing the necessary recordals of assignment at the applicable intellectual property offices of the relevant jurisdictions).

(b) No member of the Seller's Group, the Sellers Shareholders, the Individual Shareholders, STAK or any of their respective Affiliates (but excluding the Group

Companies) has transferred, disclosed, placed in escrow or created or allowed any Encumbrance on any Group Company Intellectual Property in the six (6) months prior to the date hereof, other than any such transfer or disclosure to any Group Company.

(c) To the extent that the Group does not have full right or title to any Group Company Intellectual Property, a proper and adequate license or agreement to operate the business of the Group in the ordinary course consistent with past practice has been obtained or entered into by the Group and such license or agreement (including all amendments, renewals, supplements or replacements to such license or agreement) is in full force and effect and no notice has been given by either side to terminate such license or agreement, the obligations of all parties to such license or agreement have been fully complied with and such license or agreement can be transferred without any limitation.

11.8 Proceedings; infringements

(a) None of the Group Company Intellectual Property is:

(i) subject to any claim made against the Group asserting the invalidity, misuse or unenforceability of any Group Company Intellectual Property or challenging the Group's right to use or transfer any of the Group Company Intellectual Property and there are no grounds for any such claim or challenge;

(ii) the subject of any proceedings before any court or tribunal (including patent and trademark offices and similar governmental authorities), including any pending applications therefor; or

(iii) licensed to a third party except under those licences, details of which are contained in <u>Annex 11.1</u> to the Disclosure Letter.

(b) To the Seller's knowledge, no person infringes or opposes the Group Company Intellectual Property. The Seller and the Group have taken all reasonable measures to adequately and properly protect any Group Company Intellectual Property.

(c) No activities of the Group infringe any Intellectual Property rights of any third party.

(d) No claim has been made or, as far as Seller is aware, is imminent against the Group or any licensee in respect of any infringement of Intellectual Property, other than as set forth in <u>Annex 11.8(d)</u> to the Disclosure Letter.

12   Information Technology

12.1 Information Technology used in ordinary course

The Data Room contains a list of all Information Technology used in or for the purposes of the ordinary business of the Group at the date hereof. The Information Technology comprises all the information technology systems and related rights necessary to continue the business of the Group.

12.2 Title to Information Technology

At the date hereof, the Group has full and valid title to the Information Technology or a proper and adequate license or agreement, not terminable by the other party within six (6) months as of the date hereof, save the circumstances in which the agreement is terminated due to the fact that the Purchaser (i) is in material breach of its obligations resulting from the agreement or (ii) has been declared bankrupt or applied for suspension of payments (*surseance van betaling*). Relating thereto, such to operate the business of the Group in the ordinary course consistent with past practice, has been obtained or entered into by the Group and such license or agreement (including all amendments, renewals, supplements or replacements to such license or agreement) is in full force and effect and no notice has been given by either side to terminate such license or agreement, the obligations of all parties to such license or agreement have been fully complied with and the Transaction will not affect any such license or agreement.

12.3 Agreements relating to Information Technology

Each agreement relating to the Information Technology:

(a) is valid and binding as at the date hereof;

(b) except for agreements which provide for the off-the-shelf Information Technology, is not terminable by a counter party within six (6) months as of the date hereof, save the circumstances in which the agreement is terminated due to the fact that the Purchaser (i) is in material breach of its obligations resulting from the agreement or (ii) has been declared bankrupt or applied for a suspension of payments (*surseance van betaling*); and

(c) not subject of any breach or default as at the date hereof.

12.4 Maintenance of Information Technology

In the event that the persons providing maintenance or support services for the Information Technology, cease, or are unable, to supply, their services, the Group has all the necessary rights and information to continue to maintain and support or have a third party maintain and support the Information Technology as at the date hereof.

12.5 Material Defects

There are no material defects relating to the Group Company Intellectual Property or Information Technology represented herein as owned by any Group Company, and with respect to other such Group Company Intellectual Property or Information Technology of the Group, the Seller has no knowledge of such material defects, and the Intellectual Property and Information Technology have the capacity and performance necessary to fulfil the requirements of the Group's business. The Group has adequate procedures in place to prevent unauthorised access and the introduction of viruses, disaster recovery procedures such as taking and storing on-site and off site back-up copies of the software and data, and data recovery facilities to ensure that the Intellectual Property and Information Technology can be replaced or substituted without material disruption or interruption of the business in the ordinary course in the event of a failure.

12.6 Failures and breakdowns

In the twelve (12) months prior to the date hereof, there have been no failures or breakdowns of any Information Technology used in the business of the Group which have caused any material disruption or interruption in or to the business of the Group.

13 Contracts and other agreements

13.1 Contracts

(a) Annex 13.1(a) to the Disclosure Letter sets forth a complete, true and accurate list as at the date hereof of the following agreements of each Group Company's (and is divided into accordingly):

(i) all agreements with customers involving annual sales in excess of EUR 100,000 (hundred thousand euro);

(ii) all agreements with suppliers involving in excess of EUR 50,000 (fifty thousand euro);

(iii) all maintenance agreements (including service level and other service agreements and other continuing performance agreements) involving in excess of EUR 40,000 (forty thousand euro);

(iv) all agreements, contracts or commitments relating to the disposition or acquisition of assets or any interest in any business enterprise outside the ordinary course of the business of the Group;

(v) all agreements containing covenants or other obligations granting or containing any current or future commitments regarding exclusive rights, non-competition, "most favoured nations" or any member of the Group or similar terms; and

(vi) all other agreements, contracts or commitments that involve EUR 25,000 (twenty-five thousand euro) individually or EUR 75,000 (seventy-five thousand euro) in the aggregate or more and is not cancellable by the Company without penalty within thirty (30) days.

(b) No Group Company is a party to or subject to any contract or obligation (other than in relation to any property, lease or contract of employment) which is material to the Group and which is:

(i) not in the ordinary course of business and involves quantities beyond those normally contracted for;

(ii) not on an arm's length basis; or

(iii) on terms more onerous than those contracted for during the six (6) month period prior to the date hereof.

(c) Except as set forth in Annex 13.1(c) to the Disclosure Letter, all contracts set forth in Annex 13.1(a) to the Disclosure Letter are duly and validly signed and executed and are fully enforceable.

13.2 Joint ventures and other co-operation arrangements

No Group Company is, or has agreed to become, a member of any joint venture, consortium, partnership or other association (other than a recognised trade association in relation to which the Group Company has no liability or obligation except for the payment of annual subscription or membership fees).

13.3 Agreements with connected parties

(a) There are no existing contracts between, on the one hand, any Group Company and, on the other hand, any member of the Seller's Group (excluding the Group Companies), any Seller Shareholder, STAK or any Individual Shareholder.

(b) No Group Company is party to any contract with any current or former employee, director or officer of any such Group Company or any person connected (as defined by Law in the relevant jurisdiction) with any of such persons, or in which any such person is interested (whether directly or indirectly) other than employment contracts in the ordinary course of business disclosed in the Data Room.

(c) All amounts due from any Company Subsidiary to any of its shareholders since 31 October 2008 have been declared as dividends to such shareholders, and no amount is currently due from any Company Subsidiary to any of its respective shareholders.

13.4 Compliance with agreements

All the agreements to which any of the Group Companies is a party at the date hereof (including but not limited to the agreements listed in or relating to the lists included in Annexes 7, 8.2, 10.1, 11.1, 11.7, 12.3, 13.1(a), 14.1(a), 14.4 and 14.5(a) to the Disclosure Letter) are valid and binding obligations of the parties thereto and the terms thereof have been complied with in all material respects by the relevant Group Company and by any other party to such contracts. No written notice of termination or of intention to terminate has been received in respect of any such agreements. This Paragraph 13.4 shall not be limited by any matters disclosed in the Disclosure Letter, the Data Room or any other information such in accordance with Clause 9.2.2 with respect to (i) any agreement listed in Annex 13.1(a) to the Disclosure Letter to the extent that any SMS Solutions source code is released to any current reseller or potential competitor of any member of the Group or the Purchaser (subsequent to the Transaction) as a result of a breach of such agreement, or any action or omission by a member of the Company's Group with respect to such agreement, prior to Closing (it being understood that the relevant member of the Group Companies shall be deemed to have not complied with such agreement in a material respect for purposes of this Clause 13.4 if the Purchaser incurs any Loss as a result of any such breach, action or omission) and (ii) the agreements listed in Annex 11.1 to the Disclosure Letter.

13.5 Alcatel CIT contract

*m*Balance (International) B.V. has not breached section 7 (Most Favoured Customer) of

the agreement between Alcatel CIT and *m*Balance (International) B.V. dated 6 January 2005 or any similar provision included in any agreement between Alcatel CIT or any of its Affiliates and any Group Company, prior to or at the date hereof and no claim has been made or is imminent against any Group Company in that respect. This Paragraph 13.5 shall not be limited by any matters disclosed in the Disclosure Letter or the Data Room or any other information such in accordance with Clause 9.2.2.

13.6 Effect of Transaction

The Transaction will not result in a breach of, or give any third party a right to terminate, or claim Losses relating to or result in any Encumbrance under, any agreement to which any Group Company is a party as at the date hereof except as set forth in Annex 13.6 to Disclosure Letter.

14 Employees and employee benefits

14.1 Employees

(a) Annex 14.1(a) to the Disclosure Letter sets forth a complete, true and accurate list with respect to each Group Company employee at the date hereof as follows:

    (i) department;

    (ii) gender;

    (iii) date of birth;

    (iv) date of employment with the applicable Group Company;

    (v) part/full time;

    (vi) job position;

    (vii) monthly salary in December 2007 and October 2008; and

    (viii) bonus for the last year.

(b) Each of the employees listed in Annex 14.1(a) to the Disclosure Letter has duly executed a valid and enforceable employment agreement.

(c) At the date hereof, no persons are working for or employed by any of the Group Companies on the basis of an instruction agreement (*overeenkomst van opdracht*) or a temporary employment agreement (*uitzendovereenkomst*).

14.2 Termination of employment

(a) In the six (6) months prior to and on the date hereof, no member of the Group has received any written notice of resignation from any of its employees.

(b) Prior to and on the date hereof, no liability which remains to be discharged has been incurred by any Group Company for:

    (i) breach of any contract of employment with any of its employees; or

    (ii) breach of any statutory employment right.

(c) In the twelve (12) months prior to and on the date hereof, no Group Company has made or agreed to make any payment or agreed to provide any benefit to any of

its employees or former employee employed by the relevant Group Company or to any dependant of such employee or former employee, in connection with the actual or proposed termination or suspension of employment of any such employee or former employee.

(d) The Transaction will not result in a breach of, or give any Group's employee a right to terminate, any employment agreement of Group's employees and, so far as the Seller is aware, no disputes, claims, proceedings relating to Group's employees exist at the date hereof or will arise in connection with the Transaction. No bonus, change of control or similar payment will become payable to any Group employee or manager other than as set forth in Annex 14.2(d) to the Disclosure Letter.

14.3 Disputes; absence of Works Council

At the date hereof, no Group Company is involved in any strike or industrial or trade dispute or any dispute or negotiation regarding a claim with any employee, former employee, former temporary worker (*uitzendkracht*), person who worked on the basis of an instruction agreement (*overeenkomst van opdracht*), trade union or other body representing employees or former employees of any Group Company. No request to establish a works council has been submitted to any of the Group Companies and no works council has been established by any of the Group Companies. The absence of a works council of any of the Group Companies (whether or not required by law) has not been disputed, challenged or discussed otherwise by any employee or any body representing employees or former employees of any Group Company.

14.4 Bonus, other profit-related schemes and vacation schemes

(a) Annex 14.4(a) to the Disclosure Letter sets forth a complete, true and accurate list of all share incentive, share options, profit-sharing, bonus, commission and other incentive arrangements and vacation schemes in respect of any employees of any Group Company. Any financial obligations of and/or amounts due by any Group Company under such arrangements and schemes are truly and accurately reflected in the Accounts and the Interim Accounts and since 31 October 2008 no obligations other than in the ordinary course of business but in any event no amounts in excess of EUR 50,000 (fifty thousand euro) have been incurred by the Group relating thereto.

(b) With respect to any employee share option scheme ("**ESOP**") or any other employee participation scheme for any of the Group's employees, none of the Seller, the Seller Shareholders, the Individual Shareholders or the Group Companies have acted or communicated in such a way or created otherwise the impression that such employee participation (including the possibility for such employee participation) is an acquired right (*verworven recht*) of any of the Group's employees which can be enforced by any of such employees against any member of the Purchaser's Group after Closing.

14.5 Pension plans

(a) Annex 14.5(a) to the Disclosure Letter sets forth a complete, true and accurate list

of all Group pension and post-retirement benefit plans. All financial obligations of and/or amounts due by any Group Company under these plans are truly and accurately reflected in the Accounts and the Interim Accounts and since 31 October 2008 no obligations relating to such plans have been incurred by the Group other than in the ordinary course of business.

(b) The Group pension and post-retirement benefit plans are in compliance with their terms and with the Law and government Taxation or funding requirements in all material respects.

15 Legal compliance

15.1 Licences and consents

All licences, permits, consents, authorisations, certificates and registrations from Governmental Authorities material to the Group have been obtained, are in force and are being complied with in all material respects as at the date hereof. The Seller is not aware of any reason why any of them will be suspended or revoked.

15.2 Compliance with Law

(a) Each Group Company is conducting the business activities of the Group in material compliance with Law in each country in which such business activities are carried on.

(b) On the date hereof, no investigation, disciplinary proceeding or inquiry by, or order, decree, decision or judgment of, any court, tribunal, arbitrator, governmental agency or regulatory body is outstanding against any Group Company or any person for whose acts or defaults it may be vicariously liable which could reasonably be expected to have a Material Adverse Effect.

(c) In the twelve (12) months prior to the date hereof, no Group Company received any written notice from any court, tribunal, arbitrator, governmental agency or regulatory body with respect to a violation and/or failure to comply with any Law or requiring it to take or omit any action which in any case could reasonably be expected to have a Material Adverse Effect.

(d) No Governmental Authority has enacted, issued, promulgated or enforced any Law, non-appealable judgment, decree or injunction that is currently in effect that permanently restrains or prohibits this Agreement or the completion of the Transaction.

(e) No warrants have been issued authorising the data protection authority (or any of its officers or servants) to enter any of the premises of the Group for the purposes of, inter alia, inspecting them or seizing any documents or other materials found there.

16 Absence of Questionable Payments.

None of the Seller, the Seller Shareholders, STAK, the Individual Shareholders, the Group

Companies nor any of its respective Affiliates, or any of its respective equity holders, managers, directors, officers, agents, employees or other persons acting on behalf of any Group Company has, at any time (a) used any corporate or other funds for contributions, payments, gifts or entertainment except, in each case, in accordance with applicable Law and as reflected in the books and records of the Group Companies and, for any such transaction effected in 2006, 2007 or 2008, as reflected in the Accounts, (b) made a payment to a governmental or quasi-governmental official, or to a third-party with the knowledge that all or a portion of such payment will go directly or indirectly to a governmental or quasi-governmental official, for the purpose of obtaining or retaining business for or with, or directing business to, any Group Company, (c) accepted or received any contributions, payments, expenditures or gifts, except, in each case, in accordance with applicable Law and as reflected in the books and records of the Group Companies and, for any such transaction effected in 2006, 2007 or 2008, as reflected in the Accounts or (d) established or maintained any fund or asset that has not been recorded in the books and records of the Group Companies and, for any transaction effected in 2006, 2007 or 2008, reflected in the Accounts.

17   Embargoed countries

Except as set forth in <u>Annex 17</u> to the Disclosure Letter, none of the Group Companies has made directly and/or, to the Seller's best knowledge, indirectly (including sales or exports by a distributor, sales agent or other representative of any Group Company), any sales or has otherwise exported any products or services of the Group Companies, into Cuba, Iran, Syria, North Korea, Myanmar, Sudan, Western Balkans, Belarus, Cote d'Ivoire, Democratic Republic of the Congo, Iraq, Liberia (Former Regime of Charles Taylor), Sierra Leone or Zimbabwe.

18   Litigation

At the date hereof, no Group Company is involved, whether as claimant or defendant or other party, in any claim, proceeding, litigation, prosecution, investigation, inquiry or arbitration (other than as claimant in the collection of debts arising in the ordinary course of its business) in excess of EUR 50,000 (fifty thousand euro), no such claim, proceeding, litigation, prosecution, investigation, inquiry or arbitration is threatened against any Group Company and no legal action or proceeding is pending or threatened by a bona fide third party (including any Governmental Authority) seeking to enjoin or restrain completion of the Transaction as at the date hereof.

19   Insurance

19.1 Insurance Policies

<u>Annex 19.1</u> to the Disclosure Letter sets forth a complete, true and accurate list of all insurance policies of the Group (the "**Insurance Policies**").

19.2 Payment of premiums

In respect of the Insurance Policies, all premiums have been duly paid to date and the Seller has not received any notification that any of the Insurance Policies are not valid or

enforceable.

19.3 Insurance claims

Details of all outstanding insurance claims in excess of EUR 25,000 (twenty-five thousand euro) and of all insurance claims in excess of EUR 25,000 (twenty-five thousand euro) made during the past two (2) years preceding the date hereof have been disclosed in the Data Room or in the Disclosure Letter.

20 Products

During the twelve (12) months period prior to the date hereof, no individual claims have been made against any Group Company in respect of any products which have been developed or sold by any Group Company.

21 Tax

21.1 Payment of Taxes

Each member of the Group has duly and timely paid all Taxes that are formally due and payable (*formeel verschuldigd*).

21.2 Tax returns

Each member of the Group has duly, and within any appropriate time limits (not including extensions of filing periods), made all returns, given all notices and supplied all other information required to be supplied to all relevant Tax Authorities and has maintained all records required to be maintained for tax purposes.

21.3 Disputes

No member of the Group is involved in any current dispute with any Tax Authority. No member of the Group has in the last six (6) years been the subject of any investigation, audit or non-routine visit by any Tax Authority.

21.4 Transactions

No transaction in respect of which any consent or clearance was required or sought from any Tax Authority has been entered into or carried out by any member of the Group, without such consent or clearance having first been properly obtained.

21.5 Special arrangements

No Tax Authority has operated or agreed to operate any special arrangement (being an arrangement which is not directly based on relevant legislation, even if based on any published practice, including rulings and agreements with the Tax Authorities) or has agreed on any compromise in relation to the affairs of any member of the Group.

21.6 Tax avoidance

No member of the Group has been a party to any transaction or series of transactions which is or forms part of a scheme for the avoidance of Tax or which can reasonably be considered as such.

21.7 Residency

Each member of the Group is and has at all times been resident for tax purposes in its place of incorporation and is not and has not at any time been treated as resident in any other jurisdiction for any tax purpose (including any double taxation arrangement). No member of the Group is or has been subject to Tax in any jurisdiction other than its place of incorporation by virtue of having a permanent establishment, a permanent representative or other place of business or taxable presence in that jurisdiction.

21.8 At arm's length

All transactions between the members of the Group, between any member of the Group and any current or past member of the Seller's Group, and between any member of the Group and a related company as mentioned in article 8b Corporate Income Tax Act (*Wet op de vennootschapsbelasting 1969*), have been and are on fully arm's length terms.

21.9 Other

No member of the Group qualifies as a low-taxed portfolio investment (*laagbelaste beleggingsdeelneming*) within the meaning of article 13 Corporate Income Tax Act (*Wet op de vennootschapsbelasting 1969).*

22 Events since the Accounts Date

Except as set forth in <u>Annex 22</u> to the Disclosure Letter, since the Accounts Date (i) each Group Company has conducted its business in the ordinary course without any material interruption or material alteration in its nature, scope or manner and (ii) no Group Company has:

(a) entered into any agreement or incurred any commitment involving any capital expenditure or investment in any person in excess of EUR 100,000 (one hundred thousand euro) individually and EUR 500,000 (five hundred thousand euro) in the aggregate;

(b) entered into, terminate or amend any rulings, compromises or other agreements with a Tax Authority;

(c) taken any action to materially increase in any manner the compensation (wages, salary, bonuses or any other form of compensation) of any employee, except in the ordinary course of business consistent with past practice;

(d) cancelled, terminated, materially modified or knowingly allowed to lapse any insurance policy providing coverage for events, occurrences or accidents occurring prior to the date hereof to the extent that same relate to any of the Group Companies;

(e) created, allotted or issued, or allowed to be created, allotted or issued, any share capital of any Group Company or issue any instruments that give rise to the right of the holder to obtain shares in the relevant Group Company;

(f) repaid, redeemed or repurchased, or allow to be repaid, redeemed or repurchased, any share capital of any Group Company;

(g) declared, made or paid any dividend or other distribution to any shareholders of

any Group Company, other than as contemplated in Paragraph 13.3(c) of this Schedule 8;

(h) taken any action to amend the articles of association or other organizational documents or to procure a legal merger or legal demerger (division) of any Group Company;

(i) taken any action to make any significant change in its method of accounting or audit practices, except as required by a change in Law or Dutch GAAP;

(j) except in the ordinary course of business consistent with past practice, sold, transferred, leased, licensed or otherwise disposed of any of its properties or assets, or acquired any properties or assets involving payments in excess of EUR 100,000 (one hundred thousand euro) in the aggregate;

(k) save as apparent from Annex 13.1(a) to the Disclosure Letter (A) amended (other than immaterial amendments), breached, entered into, terminated (or give notice to terminate) or failed to renew any material contract or (B) varied or waived any provision of, or failed to enforce, any material contract;

(l) acquired or disposed of any asset or provided or received any service otherwise than at market value and on an arm's-length basis;

(m) formed, entered into, terminated or withdrew from any partnership, consortium, joint venture or other unincorporated association;

(n) granted, created or allowed to arise any Encumbrance over any of its assets other than Permitted Encumbrances; or

(o) (A) commenced, settled or agreed to settle for an amount in excess of EUR 50,000 (fifty thousand euro) any litigation (whether civil, criminal or administrative) or arbitration proceedings, save for the collection of debts in the ordinary course of business consistent with past practice, (B) waived any rights or claims or permit them to lapse or (C) taken any action in respect of any matter that is the subject of any such proceeding or claim except in the ordinary course of business consistent with past practice.

23 No Material Adverse Effect

Since 23 October 2008, (i) there has not occurred any event or circumstance that has had or could reasonably be expected to have a Material Adverse Effect and (ii) each of the Seller, the Seller Shareholders, STAK and the Individual Shareholders has complied, in all material respect, with the terms and conditions of the Term Sheet.

24 Disclosure of information

The following information has been collated by the Seller in good faith and the Seller has not knowingly included any matter which is untrue or knowingly omitted any matter the omission of which would make untrue or inaccurate in any material respects:

(a) all disclosures made pursuant to the Disclosure Letter; and

(b) all information made available in the Data Room and in the written answers given

to questions raised by the Purchaser during its due diligence review.

Schedule 9   Disclosure Letter

Schedule 10 Accounts and Interim Accounts

Schedule 11 Management Services Agreements

MANAGEMENT SERVICES AGREEMENT

The undersigned:

MVO CONSULTING B.V. ("MVO"), a company with limited liability under the laws of the Netherlands, with its registered offices at Harmelen, The Netherlands, duly represented by Mr. Johannes Marinus van Ouwerkerk

and

*m*BALANCE GROUP B.V. ("*m*Balance"), a company with limited liability under the laws of the Netherlands, with its registered offices at Amsterdam, The Netherlands, duly represented by Mr. Johannes Marinus van Ouwerkerk, Chief Executive Officer

*m*Balance and MVO being collectively referred to as the "**Parties**" and singularly as the "**Party**".

whereas:

(a)   MVO has substantial expertise in telecommunications, sales & general managerial functions;

(b)   MVO is willing to perform the services related to the expertise mentioned under recital (a) for *m*Balance and *m*Balance would like to assign the performance of such services;

(c)   Parties thereto wish to set out their agreements in this management services agreement (this "**Agreement**");

have agreed as follows:

1   Performance of Services

1.1   As of the start of this Agreement, MVO shall conduct reasonable management and coordination services based on this Agreement by means of assignment of Mr. Johannes Marinus van Ouwerkerk, who shall provide, on behalf of MVO, management and coordination services to *m*Balance.

1.2   During the term of this Agreement, MVO will render the services as *m*Balance may reasonably request to assist *m*Balance in carrying out its operations. MVO will exercise its reasonable best efforts to render such services in an efficient and useful way to *m*Balance.

1.3   *m*Balance reserves the right to contract with other parties, related or unrelated, for additional services.

1.4   Subject to clauses 1.1 and 1.2, MVO shall perform management and coordination services to *m*Balance. These services shall include but are not limited to:

  1.4.1   In the area of sales management MVO will:
  (a)   provide services regarding co-ordination of material sales management programs of *m*Balance;
  (b)   make sales calls to material customers from time to time; and
  (c)   evaluate and pursue material sales opportunities from time to time.

  1.4.2   In the area of management resources and development MVO will:
  (a)   provide services regarding promoting the management development activities for *m*Balance;
  (b)   provide services regarding organizing material management development activities for *m*Balance from time to time;
  (c)   provide services regarding carrying-out management reviews of senior personnel in transition; and
  (d)   provide services regarding material administrative matters in transition.

  1.4.3   In the area of corporate development MVO will:
  (a)   provide services regarding collecting and analyzing market and competitor information for senior executives;
  (a)   provide services to assist *m*Balance in the acquisition and development of new material ventures; and
  (b)   assist in guiding material product development.

  1.4.4   In the area of business management MVO will:
  (a)   provide services regarding formulating material strategies and implementing them in cooperation with the managers of *m*Balance;
  (b)   provide services regarding formulating high-level objectives for all units of *m*Balance in transition; and
  (c)   maintain a leadership role within the *m*Balance organization.

1.5   *m*Balance may request MVO, in writing, to perform services for *m*Balance which are in addition to the services described above. Subject to MVO's acceptance, such acceptance not to be unreasonably withheld, and agreement on reasonable additional fees to be paid to MVO for such additional services, MVO shall perform such additional services in accordance with the terms and conditions of this Agreement. The costs of such services shall be included as part of MVO's total

direct expenses pursuant to clause 2 and shall be invoiced to *m*Balance pursuant to the procedures set forth in clause 3.

1.6   *m*Balance shall be under no obligation to obtain a service from MVO, but may contract independently to obtain any of the services from third parties or may elect not to receive such service at all, provided, however, that *m*Balance shall not in either case be relieved of its obligation to pay to MVO the full amount allocated to it for payment pursuant to this Agreement.

1.7   MVO may after consultation with *m*Balance engage other firms or persons to assist it in the performance of any of the services described above or to perform all or any part of such services. The costs of securing such services shall be included as part of MVO's total direct expenses pursuant to clause 2 hereof and shall be invoiced to *m*Balance pursuant to the procedures set forth in clause 3 hereof.

1.8   MVO warrants and guarantees that all people hired by MVO (employees, contractors, otherwise) rendering the services under the Agreement have the necessary education, expertise, experience, permits that are required to perform the duties referred to in the Agreement, and that the employees of MVO are also otherwise suited.

1.9   MVO guarantees that in completion of the Agreement, or in any activities undertaken with that purpose, it shall abide by and comply with any relevant laws applicable in any of the territories involved.

1.10   MVO shall perform its duties properly, diligently, faithfully and to the best of its knowledge and ability, in a manner which is in accordance with the best interests of *m*Balance, provided that MVO shall omit to do anything which MVO considers to be in conflict with relevant laws applicable in any of the territories involved as well as the lawful interests of *m*Balance. In the performance of its duties under this Agreement MVO shall comply with all procedures and policies applicable within *m*Balance and its group companies.

1.11   In principle, MVO shall perform the services during four (4) days a week, up to 180 days per year. The Parties agree that MVO shall not perform management and coordination services during a period of eight (8) consecutive weeks in the second half of 2009 other than being reasonable available for communication by phone, email or otherwise.

2   Determination of the Fee for Services Rendered

2.1   A fee is to be paid to MVO by *m*Balance in consideration for the management services to be performed (the "Management Fee"). Unless and until otherwise agreed, the Management Fee to be paid for the services provided under clause 1 shall be a fixed amount of **[***]** per day**.**

2.2   MVO shall issue all invoices outlining the work performed, the periods in which the work was performed, and a detailed cost-breakdown for local payments and payments abroad on a per calendar month basis. All travelling by airplane as required under this Agreement shall be based on Tekelec's Travel Policy applicable to executive officers of Tekelec. All fees charged are exclusive of VAT and shall be added thereto, where applicable in accordance with the VAT legislation.

3   Payment of the Management Fee

3.1   *m*Balance shall pay to MVO the Management Fee within 30 days after receipt of the invoice.

3.2   MVO shall at all times maintain at its offices complete records to substantiate all expenses attributable to its performance of services hereunder.

4   Obligations of mBalance

4.1   *m*Balance shall provide to MVO any and all reasonably relevant information relating to the operations of *m*Balance which in the opinion of MVO are relevant to the discharge of this Agreement by MVO.

4.2   Also, *m*Balance shall provide to MVO any information or materials requested by MVO in order to carry-out quality control over the implementation of the supplied services. MVO or its authorized nominee shall also have access at all reasonable times to the premises of *m*Balance for the purpose of inspecting the methods used so that *m*Balance observes the standard levels of the management procedures of MVO. All reasonable and customary costs associated with inspection and control procedures at *m*Balance's facilities shall be borne by the *m*Balance.

5   Duration and termination

5.1   The Agreement has been entered into for the fixed period of twenty-four (24) months and shall commence on the date hereof. It shall therefore end automatically on 16 December 2010. MVO will not be entitled to terminate the

Agreement during this period, other than in the circumstances provided for in Clause 5.3.

5.2 *m*Balance has the right to terminate the Agreement at any time at its discretion, upon six (6) months prior written notice.

5.3 The Parties shall have the right to terminate this Agreement with immediate effect if:

(a) the other Party is in material or persistent breach of its obligations and fails to take steps to remedy the same after receiving a written notice of the Party who is terminating the Agreement specifying the breach and requiring its remedy within fourteen (14) days from receipt of such notice; or

(b) the other Party applies for a suspension of payments (*surseance van betaling*) or files a petition for its own bankruptcy or if a third party files petition for the bankruptcy of the other Party, or if the other Party is dissolved.

5.4 Unless the Parties agree otherwise in writing, MVO shall be entitled to terminate this Agreement with one (1) month prior written notice if mBalance is requesting services from MVO less than forty (40) days per calendar quarter.

6 **Confidentiality**

6.1 Each Party may not, either during the period beginning on the date hereof and ending on the third (3rd) anniversary of the term of this Agreement, use confidential information about the other party and its activities and products, including but not limited to information about business partners, suppliers, customers and any such information about entities affiliated with the other Party, for any other purpose than is necessary in connection with the performance of his duties under the Agreement. In addition, either during or after the term of this Agreement, MVO shall not use or disclose any confidential information related to intellectual property rights of the other party and its respective affiliates for any other purpose than is necessary in connection with the performance of his duties under the Agreement. Both Parties shall maintain confidential such information and ensure that third parties do not become aware of it other than in accordance with this clause 6. The provisions of this clause 6 do not apply if (one of) the Parties are required to use or disclose the information by law of pursuant to a court decision. Confidential information consists of all information that is not, otherwise, readily available to the public.

7   Liability for damages

In the relationship between MVO and *m*Balance:

(a)   MVO is not liable for damages caused to *m*Balance or a third party by an error of the employee of MVO, save damages caused by an intentional act or omission (*opzet*), conscious of default (*bewuste nalatigheid*) or gross negligence (*grove schuld*) of this employee;

(b)   MVO indemnifies mBalance against all claims relating to income tax and social insurance contributions. This warranty also relates to all damages and costs that the other party suffers or makes in connection with such claim.

8   Severability

If any provision in the Agreement should be void or otherwise invalid for any reason, the other provisions will retain their full effect. In these circumstances the Parties will replace any void or invalid provision by a valid provision in accordance with the object and purport of the Agreement, and in such a way that the new provision differs as little as possible from the void or invalid provision.

9   Nature of relationship

9.1   The relationship established by the Agreement is that of an independent contractor of *m*Balance. As such, neither MVO nor any of MVO's employees or agents nor any of MVO's sub-contractors shall by reason of the Agreement be or be considered (an) agent(s) of *m*Balance for any purpose whatsoever nor shall it or they have or be deemed to have, by reason hereof, any power to bind *m*Balance. In particular, no agents or subcontracts of MVO shall, by reason of the Agreement, be considered as employees of *m*Balance. *m*Balance shall not be entitled to exercise any control or authority over any such agents or subcontractors, nor shall the latter receive any benefits regularly payable to or on behalf of *m*Balance's employees.

9.2   MVO shall maintain its own payroll compensation and other tax and accounting records, shall pay all individual withholding and/or corporate income taxes and any and all other regional or local taxes applicable to MVO's business operations, and shall hold mBalance harmless from any responsibility for said taxes and for any and all contributions required under any applicable social security systems.

10   **Intellectual property rights**

10.1   *m*Balance shall be fully entitled to all intellectual property rights, under Dutch or foreign law in respect of everything created wholly or partly by MVO, independently or in cooperation with others during the term of, this Agreement through or related to the provision of services specified in clauses 1.1 and 1.2 by MVO to *m*Balance, irrespective of whether the intellectual property rights have been created at the workplace or elsewhere and during or outside working hours. *m*Balance shall have sole discretion in deciding whether to apply for protection of such rights.

10.2   MVO shall not have the right to mention his name or have it mentioned in connection with the rights referred to in clause 10.1 with the exception of the provisions of section 14 subsection 1 of the 1995 Patent Act (*Rijksoctrooiwet 1995*). MVO hereby waives in respect of the rights referred to in sub clause 10.1 its moral rights as referred to in section 25 of the Copyright Act (*Auteurswet*) and any claims it may have to any financial compensation in addition to the compensation received under this Agreement.

10.3   MVO shall inform *m*Balance immediately if it creates, alone or in cooperation with others, an object which is subject to a right as referred to in clause 10.1. Where necessary and possible, MVO shall hereby assign to *m*Balance with future effect the rights referred to in clause 10.1, and mBalance hereby accepts such assignment. MVO shall, both during and after the end of this Agreement, give all cooperation to enable *m*Balance to acquire the rights referred to in clause 10.1, to register the rights in *m*Balance's name and to enforce the rights against third parties. MVO hereby gives *m*Balance an irrevocable power of attorney to perform the relevant actions in *m*Balance's name. The costs of the cooperation shall be borne by *m*Balance.

10.4   MVO shall assign to *m*Balance all current and future intellectual property rights under Dutch or foreign law created under clause 10.1 or assigned to MVO during the term of this Agreement, as per the clauses referred to below, by Mr. Johannes Marinus van Ouwerkerk and/or other employees or persons fulfilling any of the tasks as described in this Agreement.

10.5   MVO hereby agrees that, agreements between MVO and Mr. Johannes Marinus van Ouwerkerk and/or any other employees or persons fulfilling any of the tasks as described in this Agreement, will include the following three clauses (where "Employer" means MVO and "Employee" means the person (employee or otherwise) fulfilling any of the tasks as described in this Agreement), or clauses that offer at least similar rights to MVO:

(a)   *The Employer shall be fully entitled to all intellectual property rights, under Dutch or foreign law in respect of everything created wholly or partly by the Employee independently or in cooperation with others during the term of this Agreement in the course of conducting its activities pursuant to this employment, irrespective of whether the intellectual property rights have been created at the workplace or elsewhere and during or outside working hours. The Employer shall have sole discretion in deciding whether to apply for protection of such rights.*

(b)   *The Employee shall not have the right to mention his name or have it mentioned in connection with the rights referred to in sub clause (a), with the exception of the provisions of section 14 subsection 1 of the 1995 Patent Act (Rijksoctrooiwet 1995). The Employee hereby waives in respect of the rights referred to in sub clause 1 his moral rights as referred to in section 25 of the Copyright Act (Auteurswet) and any claims he may have to any financial compensation in addition to his salary, provided that the law permits such waiver.*

(c)   *The Employee shall inform the Employer immediately if he creates, alone or in cooperation with others, an object which is subject to a right as referred to in sub clause (a). Where necessary and possible, the Employee shall hereby assign to the Employer with future effect the rights referred to in sub clause (a), and the Employer hereby accepts such assignment. The Employee shall, both during and after the end of this agreement, give all cooperation to enable the Employer to acquire the rights referred to in sub clause (a), to register the rights in the Employer's name and to enforce the rights against third parties. The Employee hereby gives the Employer an irrevocable power of attorney to perform the relevant actions in the Employee's name. The costs of the cooperation shall be borne by the Employer.*

11   Assignment

MVO may not assign its rights or obligations under the Agreement, in whole or in part, without the prior written consent of *m*Balance.

12   Amendment

The Agreement may only be changed, amended, modified or extended if agreed by both Parties in writing.

13   Governing law and jurisdiction

13.1 The Agreement shall exclusively be governed by and construed in accordance with the laws of the Netherlands.

13.2 The Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all proposals, negotiations and other communications between the Parties, whether written or oral, with respect to the subject matter hereof.

13.3 The Parties irrevocably agree that all disputes which may arise out or in connection with this Agreement, including disputes concerning the existence and validity thereof, shall be referred to arbitration in accordance with the Arbitration Rules of the Netherlands Arbitration Institute (*Nederlands Arbitrage Instituut, NAI*). The arbitral tribunal shall be composed of three (3) arbitrators and shall make its decision in accordance with the rules of law (*regelen des rechts*). The place of arbitration shall be Amsterdam, the Netherlands. The arbitral proceeding shall be conducted in the English language.

14 **Force Majeure**

Neither Party shall be liable for any delay or failure of performance caused by a force majeure condition or conditions. The Party which calls upon the case of force majeure will have to address immediately and in the eight (8) calendar days which follow the supervening of this one, to the other Party a notification by telephone or fax, confirmed by registered express letter with acknowledgement of delivery. This notification will have to be accompanied by all useful detailed information. In the event of case of force majeure, the Parties will act in concert in order to make all the provisions to cure the situation. [In case the force majeure will last beyond thirty (30) calendar days, each Party will be able to terminate the Agreement immediately, without being obliged to any payment compensation.

15 **Notices**

All necessary notices, demands and requests shall be in writing and shall be deemed
given when delivered in person or mailed by registered or certified airmail, postage prepaid and return of receipt requested, [email?] addressed to the Parties at their respective addresses as listed hereunder, or at such other addresses as the Parties may have furnished one another in writing pursuant to this clause 16.

MVO
J.M. van Ouwerkerk
Hallstein-Ness 15

1862 AS Bergen NH
The Netherlands
marien.van.ouwerkerk@mvoconsulting.com

_m_Balance
Stuart Kupinsky
5200 Paramount Parkway, Morrisville, North Carolina 27560
United States
Fax: 001 (919) 461 6845
Email: stuart.kupinsky@tekelec.com

In evidence whereof:

this Agreement was signed in duplicate in the manner set out below.

_____	_____
MVO CONSULTING B.V.	**_m_BALANCE B.V.**
Name:	Name:
Function:	Function:
Date:	Date:

Amendment Agreement

relating to

the Management Services Agreement

between

MVO Consulting B.V.

and

***m*Balance Group B.V.**

Dated   **December 2008**

P.O. Box 75084

1070 AB Amsterdam

The Netherlands

Contents

Clause	Page

AMENDMENT AGREEMENT

THE UNDERSIGNED:

(1)   **MVO Consulting B.V.**, a private company with limited liability incorporated in the Netherlands, with corporate seat in Harmelen, the Netherlands, and having its address at Hallstein-Nes 15, 1862 AS Bergen (Noord-Holland), the Netherlands ("**MVO**"), and

(2)   **mBalance Group B.V.**, a limited liability company incorporated in the Netherlands, with corporate seat in Amsterdam, the Netherlands, and having its address at Paasheuvelweg 22b, 1105 BJ Amsterdam Zuidoost, the Netherlands ("**mBalance**"),

The parties above are individually referred to as a "**Party**" and collectively as the "**Parties**".

WHEREAS:

(A)   On 16 December 2008, the Parties entered into a management services agreement (the "**MSA**").

(B)   The Parties wish to amend Clause 1.7 of the MSA such that it reflects the intention of the Parties.

(C)   The full amended text of the MSA is attached here to as <u>Schedule A</u>.

IT IS AGREED AS FOLLOWS:

1   INTERPRETATION

1.1   Definitions

In this Amendment Agreement (including the recitals hereto):

"Amendment Agreement" means this amendment agreement, including the schedules hereto:

"**MSA**" has the meaning set forth in recital (A) to this Amendment Agreement.

1.2   Clauses and schedules

References to clauses and schedules are to clauses of and schedules to the MSA unless the context otherwise requires.

2   AMENDMENTS

2.1   Clause 1.7 of the MSA shall be amended such that this Clause reads as follows:

"MVO may, after consultation with and the consent of *m*Balance (such consent not to be unreasonably withheld), engage other firms or persons to assist it in the performance of any of the services described above or to perform all or any part of such services. The costs of securing such services shall be included as part of MVO's total direct expenses pursuant to clause 2 hereof and shall be invoice to *m*Balance pursuant to the procedures set forth in clause 3 hereof."

3   GENERAL PROVISIONS

3.1   The provisions of Clauses 13 (Governing Law and jurisdiction) and 15 (Notices) of the MSA shall apply *mutatis mutandis* to this Amendment Agreement as if expressly set out herein.

3.2   Except as amended and supplemented by this Amendment Agreement, the MSA shall continue in full force and effect.

AGREED AND SIGNED ON   DECEMBER 2008 IN   BY:

_m_Balance Group B.V.   **MVO Consulting B.V.**

By: Stuart Howard Kupinsky   By: Johannes Marinus van Ouwerkerk
Title: Title:
Date: Date:

Schedule A   MSA

MANAGEMENT SERVICES AGREEMENT

The undersigned:

NOOREN CONSULTING B.V. ("Nooren"), a private company with limited liability under the laws of the Netherlands, with its registered offices at Nigtevecht, the Netherlands, duly represented by Mr. Eloy Johan Lambertus Nooren

and

*m*BALANCE GROUP B.V. ("*m*Balance"), a company with limited liability under the laws of the Netherlands, with its registered offices at Amsterdam, The Netherlands, duly represented by Mr. Johannes Marinus van Ouwerkerk, Chief Executive Officer

*m*Balance and Nooren being collectively referred to as the "**Parties**" and singularly as the "**Party**".

whereas:

(a)   Nooren has substantial expertise in telecommunications and software programming, solution architecture, and development;

(b)   Nooren is willing to perform the services related to the expertise mentioned under recital (a) for *m*Balance and *m*Balance would like to assign the performance of such services;

(c)   Parties thereto wish to set out their agreements in this management services agreement (this "**Agreement**");

have agreed as follows:

1   Performance of Services

1.1   As of the start of this Agreement, Nooren shall conduct reasonable technical leadership services based on this Agreement by means of assignment of Mr. Eloy Johan Lambertus Nooren, who shall provide, on behalf of Nooren, technical leadership services to *m*Balance.

1.2   During the term of this Agreement, Nooren will render the services as *m*Balance may reasonably request to assist *m*Balance in carrying out its operations. Nooren will exercise its reasonable best efforts to render such services in an efficient and useful way to *m*Balance.

1.3 *m*Balance reserves the right to contract with other parties, related or unrelated, for additional services.

1.4 Subject to clauses 1.1 and 1.2, Nooren shall perform technical leadership services to *m*Balance. These services shall include but are not limited to:

    1.4.1   In the area of management Nooren will:
        (a)   give internal workshops to employees;
        (b)   support of employees in the event of material technical problems;
        (c)   actively participate in architecture setting teams.

    1.4.2   In the area of technical support Nooren will:
        (a)   provide services and technical support regarding the development of new products or enhancements, updates or improvements of existing products;
        (b)   provide services regarding the registration or application of any patents or other intellectual property rights; and
        (c)   provide guidance to employees and design solutions in relation to system failures and other technical problems.

    1.4.3   In the area of knowledge transfer and development Nooren will:
        (a)   provide knowledge transfer, training and guidance on TextPass products, especially related to M-group product;
        (b)   provide support on specific maintenance topics related to M-group products;
        (c)   participate on concept definition and design phase of the USSD Firewall (including handover of USSD Firewall prototype);
        (d)   perform knowledge transfer (e.g. workshops) on messaging protocol details like SS.7 (all SMS related layers) and USSD, especially related to HLR interaction used in TextPass;
        (e)   perform handover of available SS.7 workshops to designated successor assigned to give next workshops;
        (f)   perform handover and guidance on current and pending TextPass related patents;

1.5 With respect to the services referred to in clause 1.1 and 1.4, Nooren shall report on a regular basis to Mr. Rob Vermeulen or, in the event of the absence of Mr. Vermeulen, to any other person designated by *m*Balance.

1.6 *m*Balance may request Nooren, in writing, to perform services for *m*Balance which are in addition to the services described above. Subject to Nooren's acceptance, such acceptance not to be unreasonably withheld, and agreement on reasonable

additional fees to be paid to Nooren for such additional services, Nooren shall perform such additional services in accordance with the terms and conditions of this Agreement. The costs of such services shall be included as part of Nooren's total direct expenses pursuant to clause 2 and shall be invoiced to *m*Balance pursuant to the procedures set forth in clause 3.

1.7 *m*Balance shall be under no obligation to obtain a service from Nooren, but may contract independently to obtain any of the services from third parties or may elect not to receive such service at all, provided, however, that *m*Balance shall not in either case be relieved of its obligation to pay to Nooren the full amount allocated to it for payment pursuant to this Agreement.

1.8 Nooren may after consultation with *m*Balance engage other firms or persons to assist it in the performance of any of the services described above or to perform all or any part of such services. The costs of securing such services shall be included as part of Nooren's total direct expenses pursuant to clause 2 hereof and shall be invoiced to *m*Balance pursuant to the procedures set forth in clause 3 hereof.

1.9 Nooren warrants and guarantees that all people hired by Nooren (employees, contractors, otherwise) rendering the services under the Agreement have the necessary education, expertise, experience, permits that are required to perform the duties referred to in the Agreement, and that the employees of Nooren are also otherwise suited.

1.10 Nooren guarantees that in completion of the Agreement, or in any activities undertaken with that purpose, it shall abide by and comply with any relevant laws applicable in any of the territories involved.

1.11 Nooren shall perform its duties properly, diligently, faithfully and to the best of its knowledge and ability, in a manner which is in accordance with the best interests of *m*Balance, provided that Nooren shall omit to do anything which Nooren considers to be in conflict with relevant laws applicable in any of the territories involved as well as the lawful interests of *m*Balance. In the performance of its duties under this Agreement Nooren shall comply with all procedures and policies applicable within *m*Balance and its group companies.

1.12 In principle, Nooren shall perform the services during three (3) days a week, up to 135 days per year. The Parties will jointly determine in good faith availability during the term of this Agreement.

2   Determination of the Fee for Services Rendered

2.1   A fee is to be paid to Nooren by *m*Balance in consideration for the management services to be performed (the "Management Fee"). Unless and until otherwise agreed, the Management Fee to be paid for the services provided under clause 1 shall be a fixed amount of **[***]** per day.

2.2   Nooren shall issue all invoices outlining the work performed, the periods in which the work was performed, and a detailed cost-breakdown for local payments and payments abroad on a per calendar month basis. All travelling by airplane as required under this Agreement shall be based on Tekelec's Travel Policy applicable to executive officers of Tekelec. All fees charged are exclusive of VAT and shall be added thereto, where applicable in accordance with the VAT legislation.

3   Payment of the Management Fee

3.1   *m*Balance shall pay to Nooren the Management Fee within 30 days after receipt of the invoice.

3.2   Nooren shall at all times maintain at its offices complete records to substantiate all expenses attributable to its performance of services hereunder.

4   Obligations of mBalance

4.1   *m*Balance shall provide to Nooren any and all reasonably relevant information relating to the operations of *m*Balance which in the opinion of Nooren are relevant to the discharge of this Agreement by Nooren.

4.2   Also, *m*Balance shall provide to Nooren any information or materials requested by Nooren in order to carry-out quality control over the implementation of the supplied services. Nooren or its authorized nominee shall also have access at all reasonable times to the premises of *m*Balance for the purpose of inspecting the methods used so that *m*Balance observes the standard levels of the management procedures of Nooren. All reasonable and customary costs associated with inspection and control procedures at *m*Balance's facilities shall be borne by the *m*Balance.

5   Duration and termination

5.1   The Agreement has been entered into for the fixed period of twenty-four (24) months and shall commence on the date hereof. It shall therefore end automatically on 16 December 2010. MVO will not be entitled to terminate the

Agreement during this period, other than in the circumstances provided for in Clause 5.3.

5.2 *m*Balance has the right to terminate the Agreement at any time at its discretion, upon six (6) months prior written notice.

5.3 The Parties shall have the right to terminate this Agreement with immediate effect if:

(a) the other Party is in material or persistent breach of its obligations and fails to take steps to remedy the same after receiving a written notice of the Party who is terminating the Agreement specifying the breach and requiring its remedy within fourteen (14) days from receipt of such notice; or

(b) the other Party applies for a suspension of payments (*surseance van betaling*) or files a petition for its own bankruptcy or if a third party files petition for the bankruptcy of the other Party, or if the other Party is dissolved.

5.4 Unless the Parties agree otherwise in writing, Nooren shall be entitled to terminate this Agreement with one (1) month prior written notice if mBalance is requesting services from Nooren less than forty (40) days per calendar quarter.

6 **Confidentiality**

6.1 Each Party may not, either during the period beginning on the date hereof and ending on the third (3rd) anniversary of the term of this Agreement, use confidential information about the other party and its activities and products, including but not limited to information about business partners, suppliers, customers and any such information about entities affiliated with the other Party, for any other purpose than is necessary in connection with the performance of his duties under the Agreement. In addition, either during or after the term of this Agreement, Nooren shall not use or disclose any confidential information related to intellectual property rights of the other party and its respective affiliates for any other purpose than is necessary in connection with the performance of his duties under the Agreement. Both Parties shall maintain confidential such information and ensure that third parties do not become aware of it other than in accordance with this clause 6. The provisions of this clause 6 do not apply if (one of) the Parties are required to use or disclose the information by law of pursuant to a court decision. Confidential information consists of all information that is not, otherwise, readily available to the public.

7   Liability for damages

In the relationship between Nooren and *m*Balance:

(a)   Nooren is not liable for damages caused to *m*Balance or a third party by an error of the employee of Nooren, save damages caused by an intentional act or omission (*opzet*), conscious of default (*bewuste nalatigheid*) or gross negligence (*grove schuld*) of this employee;

(b)   Nooren indemnifies mBalance against all claims relating to income tax and social insurance contributions. This warranty also relates to all damages and costs that the other party suffers or makes in connection with such claim.

8   Severability

If any provision in the Agreement should be void or otherwise invalid for any reason, the other provisions will retain their full effect. In these circumstances the Parties will replace any void or invalid provision by a valid provision in accordance with the object and purport of the Agreement, and in such a way that the new provision differs as little as possible from the void or invalid provision.

9   Nature of relationship

9.1   The relationship established by the Agreement is that of an independent contractor of *m*Balance. As such, neither Nooren nor any of Nooren's employees or agents nor any of Nooren's sub-contractors shall by reason of the Agreement be or be considered (an) agent(s) of *m*Balance for any purpose whatsoever nor shall it or they have or be deemed to have, by reason hereof, any power to bind *m*Balance. In particular, no agents or subcontracts of Nooren shall, by reason of the Agreement, be considered as employees of *m*Balance. *m*Balance shall not be entitled to exercise any control or authority over any such agents or subcontractors, nor shall the latter receive any benefits regularly payable to or on behalf of *m*Balance's employees.

9.2   Nooren shall maintain its own payroll compensation and other tax and accounting records, shall pay all individual withholding and/or corporate income taxes and any and all other regional or local taxes applicable to Nooren's business operations, and shall hold mBalance harmless from any responsibility for said taxes and for any and all contributions required under any applicable social security systems.

10   **Intellectual property rights**

10.1   *m*Balance shall be fully entitled to all intellectual property rights, under Dutch or foreign law in respect of everything created wholly or partly by Nooren, independently or in cooperation with others during the term of, this Agreement through or related to the provision of services specified in clauses 1.1 and 1.2 by Nooren to *m*Balance, irrespective of whether the intellectual property rights have been created at the workplace or elsewhere and during or outside working hours. *m*Balance shall have sole discretion in deciding whether to apply for protection of such rights.

10.2   Nooren shall not have the right to mention his name or have it mentioned in connection with the rights referred to in clause 10.1 with the exception of the provisions of section 14 subsection 1 of the 1995 Patent Act (*Rijksoctrooiwet 1995*). Nooren hereby waives in respect of the rights referred to in sub clause 10.1 its moral rights as referred to in section 25 of the Copyright Act (*Auteurswet*) and any claims it may have to any financial compensation in addition to the compensation received under this Agreement.

10.3   Nooren shall inform *m*Balance immediately if it creates, alone or in cooperation with others, an object which is subject to a right as referred to in clause 10.1. Where necessary and possible, Nooren shall hereby assign to *m*Balance with future effect the rights referred to in clause 10.1, and mBalance hereby accepts such assignment. Nooren shall, both during and after the end of this Agreement, give all cooperation to enable *m*Balance to acquire the rights referred to in clause 10.1, to register the rights in *m*Balance's name and to enforce the rights against third parties. Nooren hereby gives *m*Balance an irrevocable power of attorney to perform the relevant actions in *m*Balance's name. The costs of the cooperation shall be borne by *m*Balance.

10.4   Nooren shall assign to *m*Balance all current and future intellectual property rights under Dutch or foreign law created under clause 10.1 or assigned to Nooren during the term of this Agreement, as per the clauses referred to below, by Mr. Johannes Marinus van Ouwerkerk and/or other employees or persons fulfilling any of the tasks as described in this Agreement.

10.5   Nooren hereby agrees that, agreements between Nooren and Mr. Eloy Johan Lambertus Nooren and/or any other employees or persons fulfilling any of the tasks as described in this Agreement, will include the following three clauses (where "Employer" means Nooren and "Employee" means the person (employee or otherwise) fulfilling any of the tasks as described in this Agreement), or clauses that offer at least similar rights to Nooren:

(a)   *The Employer shall be fully entitled to all intellectual property rights, under Dutch or foreign law in respect of everything created wholly or partly by the Employee independently or in cooperation with others during the term of this Agreement in the course of conducting its activities pursuant to this employment, irrespective of whether the intellectual property rights have been created at the workplace or elsewhere and during or outside working hours. The Employer shall have sole discretion in deciding whether to apply for protection of such rights.*

(b)   *The Employee shall not have the right to mention his name or have it mentioned in connection with the rights referred to in sub clause (a), with the exception of the provisions of section 14 subsection 1 of the 1995 Patent Act (Rijksoctrooiwet 1995). The Employee hereby waives in respect of the rights referred to in sub clause 1 his moral rights as referred to in section 25 of the Copyright Act (Auteurswet) and any claims he may have to any financial compensation in addition to his salary, provided that the law permits such waiver.*

(c)   *The Employee shall inform the Employer immediately if he creates, alone or in cooperation with others, an object which is subject to a right as referred to in sub clause (a). Where necessary and possible, the Employee shall hereby assign to the Employer with future effect the rights referred to in sub clause (a), and the Employer hereby accepts such assignment. The Employee shall, both during and after the end of this agreement, give all cooperation to enable the Employer to acquire the rights referred to in sub clause (a), to register the rights in the Employer's name and to enforce the rights against third parties. The Employee hereby gives the Employer an irrevocable power of attorney to perform the relevant actions in the Employee's name. The costs of the cooperation shall be borne by the Employer.*

11   Assignment

Nooren may not assign its rights or obligations under the Agreement, in whole or in part, without the prior written consent of *m*Balance.

12   Amendment

The Agreement may only be changed, amended, modified or extended if agreed by both Parties in writing.

13 Governing law and jurisdiction

13.1 The Agreement shall exclusively be governed by and construed in accordance with the laws of the Netherlands.

13.2 The Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all proposals, negotiations and other communications between the Parties, whether written or oral, with respect to the subject matter hereof.

13.3 The Parties irrevocably agree that all disputes which may arise out or in connection with this Agreement, including disputes concerning the existence and validity thereof, shall be referred to arbitration in accordance with the Arbitration Rules of the Netherlands Arbitration Institute (*Nederlands Arbitrage Instituut, NAI*). The arbitral tribunal shall be composed of three (3) arbitrators and shall make its decision in accordance with the rules of law (*regelen des rechts*). The place of arbitration shall be Amsterdam, the Netherlands. The arbitral proceeding shall be conducted in the English language.

14 Force Majeure

Neither Party shall be liable for any delay or failure of performance caused by a force majeure condition or conditions. The Party which calls upon the case of force majeure will have to address immediately and in the eight (8) calendar days which follow the supervening of this one, to the other Party a notification by telephone or fax, confirmed by registered express letter with acknowledgement of delivery. This notification will have to be accompanied by all useful detailed information. In the event of case of force majeure, the Parties will act in concert in order to make all the provisions to cure the situation. [In case the force majeure will last beyond thirty (30) calendar days, each Party will be able to terminate the Agreement immediately, without being obliged to any payment compensation.

15 Notices

All necessary notices, demands and requests shall be in writing and shall be deemed
given when delivered in person or mailed by registered or certified airmail, postage prepaid and return of receipt requested, [email?] addressed to the Parties at their respective addresses as listed hereunder, or at such other addresses as the Parties may have furnished one another in writing pursuant to this clause 16.

<u>Nooren</u>

E.J.L. Nooren

Burgemeester Passtoorsstraat 58

4835 KG Breda

The Netherlands

<u><i>m</i>Balance</u>

Stuart Kupinsky

5200 Paramount Parkway, Morrisville, North Carolina 27560

United States

Fax: 001 (919) 461 6845

Email: stuart.kupinsky@tekelec.com

In evidence whereof:

this Agreement was signed in duplicate in the manner set out below.

_____	_____
NOOREN CONSULTING B.V.	**<i>m</i>BALANCE B.V.**
Name:	Name:
Function:	Function:
Date:	Date:

Amendment Agreement

relating to

the Management Services Agreement

between

Nooren Consulting B.V.

and

***m*Balance Group B.V.**

Dated **December 2008**

P.O. Box 75084

1070 AB Amsterdam

The Netherlands

Contents

Clause   Page

AMENDMENT AGREEMENT

THE UNDERSIGNED:

(1) **Nooren Consulting B.V.**, a private company with limited liability incorporated in the Netherlands, with corporate seat in Nigtevecht, the Netherlands, and having its address at Burgemeester Passtoorsstraat 58, 4835 KG Breda, the Netherlands ("**Nooren**"), and

(2) **mBalance Group B.V.**, a limited liability company incorporated in the Netherlands, with corporate seat in Amsterdam, the Netherlands, and having its address at Paasheuvelweg 22b, 1105 BJ Amsterdam Zuidoost, the Netherlands ("**mBalance**"),

The parties above are individually referred to as a "**Party**" and collectively as the "**Parties**".

WHEREAS:

(A) On 16 December 2008, the Parties entered into a management services agreement (the "**MSA**").

(B) The Parties wish to amend Clause 1.8 of the MSA such that it reflects the intention of the Parties.

(C) The full amended text of the MSA is attached here to as <u>Schedule A</u>.

IT IS AGREED AS FOLLOWS:

1   INTERPRETATION

1.1   Definitions

In this Amendment Agreement (including the recitals hereto):

"Amendment Agreement" means this amendment agreement, including the schedules hereto:

"**MSA**" has the meaning set forth in recital (A) to this Amendment Agreement.

1.2   Clauses and schedules

References to clauses and schedules are to clauses of and schedules to the MSA unless the context otherwise requires.

2 AMENDMENTS

2.1 Clause 1.8 of the MSA shall be amended such that this Clause reads as follows:

"Nooren may, after consultation with and the consent of *m*Balance (such consent not to be unreasonably withheld), engage other firms or persons to assist it in the performance of any of the services described above or to perform all or any part of such services. The costs of securing such services shall be included as part of Nooren's total direct expenses pursuant to clause 2 hereof and shall be invoice to *m*Balance pursuant to the procedures set forth in clause 3 hereof."

3 GENERAL PROVISIONS

3.1 The provisions of Clauses 13 (Governing Law and jurisdiction) and 15 (Notices) of the MSA shall apply *mutatis mutandis* to this Amendment Agreement as if expressly set out herein.

3.2 Except as amended and supplemented by this Amendment Agreement, the MSA shall continue in full force and effect.

AGREED AND SIGNED ON   DECEMBER 2008 IN   BY:

_m_Balance Group B.V.   **Nooren Consulting B.V.**

By: Stuart Howard Kupinsky   By: Eloy Lambertus Nooren
Title: Title:
Date: Date:

Schedule A   MSA

Schedule 12 Data Room Index